SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Proposal by the Management for the Annual General Meeting – AGM to be held on March 26, 2014

In compliance with the provisions of item I of paragraph 1 of article 9, and articles 10 and 12, items I and II, of CVM Ruling No. 481 of December 17, 2009 (“ICVM 481”), the Management of the Company provides below items 10, 12.6 to 12.10, and 13 of the Reference Form (schedule No. 24 of Instruction No. 480 of December 7, 2009) of Braskem S.A., as well as the Proposal for Remuneration of Managers.

The Management Report, Financial Statements, Independent Accountants’ Opinion, Fiscal Board Opinion, Statement of the Directors on the Financial Statements, and the Statement of the Directors on the Independent Accountants’ Opinion, related to the Financial Statements (parent and consolidated), as well as the Standardized Financial Statements – DFP (parent and consolidated), were filed with the Brazilian Securities and Exchange Commission – CVM on February 13, 2014 and are available for consultation on the Company’s Investor Relations website (www.braskem.com.br/ri).

To access the direct link to the abovementioned documents click here.

Management’s comments on the Company’s financial situation

(required by article 9, III of ICVM No. 481 – items 10 of the Reference Form)

10.1 Officer’s comments on the financial matters of the Company

(a) Comments on the general financial and equity conditions of the Company

The officers of the Company believe that the financial condition and assets of the Company are compatible with its operating segment and sufficient for implementing its plan for growth and sustainable development and meeting all of its obligations as it works proactively to identify better opportunities, create shareholder value and increase the competitiveness of the petrochemical and plastics production chain.

The Company has been consistently expanding its business by increasing its production capacity and consequently its cash generation.

The Company holds net exposure to the U.S. dollar (i.e., more liabilities than assets pegged to this currency). Nevertheless, the officers of the Company believe that such exposure is adequate for the following reasons:

(i)             the effect of exchange rate variation has no direct impact on the Company's cash in the short term, since this value represents the effect of exchange rate variation on the Company's debt in particular and will be disbursed when the debt reaches maturity; and

(ii)           the Company's cash generation is highly dollarized, so although the exchange rate may have a negative accounting effect in the short term, there is a net positive impact on the Company's cash flow in the medium term.

The Company has adopted procedures for managing its market risk and credit in accordance with its Financial Management and Risk Management policies in order to protect its cash flow and reduce volatility in the financing of its working capital and investment programs.

(b) Comments on the capital structure and possibility of redemption of shares or interests

In the following table, the officers show the evolution in the Company's capital structure over the last three fiscal years:

	2013	2012	2011
Capital Markets	56%	53%	40%
Brazilian Government Agents	19%	20%	23%
Foreign Government Agents	2%	0%	0%
Structured Transactions	9%	13%	18%
Acquisition of Investments	0%	0%	0%
Working Capital	14%	14%	19%

The Company seeks to diversify its funding sources by obtaining funds in the capital market and through government agents, working capital and other structured operations. Between 2012 and 2011, the Company recorded an increase in its exposure to the capital markets, which now represent 56% of the Company's total exposure (53% in 2012). Compared to 2011, this financing source increased by 33 p.p. This growth is in line with the Company's strategy to strengthen its relationships with capital markets, taking advantage of the opportunity cost of these lines, while also maintaining bank credit lines available for working capital operations.

On December 31, 2013, Braskem's consolidated gross debt stood at US$10.0 billion. The amount includes the financing for the Mexico project of US$2.0 billion that was received by the subsidiary Braskem-Idesa. The first installment of US$1.5 million was received on July 24, 2013, and the second installment of US$547 million was received on November 6, 2013. Since this investment was made through a project finance structure (70% debt and 30% equity) in which the project’s debt will be repaid using its own cash flow, the amount was not included in order to ensure a more accurate analysis of the Company's debt position.

A large part of our debt is denominated in U.S. dollar, and at the close of 2013 this percentage stood at 70%, compared to 68% in 2012 and 63% at the end of 2011. Therefore, the Company's total debt, expressed in Brazilian real, can vary from one year to another due to variations in exchange rates.

Net debt at the end of 2013 was R$15.0 billion, representing a 7% increase from R$14.0 billion in 2012, and a 17% increase from our nominal net debt in 2011 (R$12 billion). The increase in 2013 was mainly driven by the 9% appreciation in the U.S. dollar against the Brazilian real, which increased the amount of foreign-denominated debt when expressed in Brazilian real. Note that only 7% of this debt matures in 2014.

Expressed in U.S. dollar, the Company's net debt stood at US$6.8 billion on December 31, 2012, increasing 6% from US$6.4 billion on December 31, 2011, and increasing 8% from the nominal debt at the end of 2009 (US$5.9 billion).

On August 26, 2011, the Board of Directors of Braskem approved a new stock buyback program to commence on August 29, 2011 and terminate on August 28, 2012, through which up to 12,162,504 preferred class “A” common shares could be acquired at market price, including by financial institutions contracted for this purpose. Upon termination of the program, Braskem would acquire from the financial institutions, at market price, the shares they acquired. The deal was approved by the Securities and Exchange Commission of Brazil (“CVM”).

During the program, a total of 2,595,300 shares were repurchased for R$33,204 thousand. The average purchase price of the shares was R$12.79 (minimum of R$10.53 and maximum R$15.15).

The shares purchased by financial institutions were acquired by Braskem in August 2012, upon the expiration of the program. In this operation, Braskem received R$1,575 thousand related to swaps connected to the repurchase, net of withholding income tax of R$698 thousand.

The shares repurchased were cancelled in December 2012.

(c) Comments on the capacity to pay the financial commitments undertaken

The officers believe that the Company's levels of liquidity and financial leverage are adequate to enable it to meet its present and future obligations and to take advantage of business opportunities as they arise.

However, the Company's payment capacity could be affected by various risk factors, as indicated in Item 4 of the Reference Form.

In summary, the Company's main cash requirements include: (i) working capital needs, (ii) debt service, (iii) capital investments related to investments in the operations, maintenance and expansion of its industrial facilities, (iv) funds needed to acquire equity interests in other petrochemical companies, and (v) payment of stock dividends and/or interest on equity.

To meet these cash requirements, the Company has traditionally relied on cash flow from its operating activities, on short-and long-term loans and on the sale of debt securities in the local and international capital markets.

In 2011, the Company obtained an investment grade rating, and in 2012, despite two of the three rating agencies revising their outlooks to negative due to the Company's lower cash generation, which was influenced by the international scenario, the opinion of the officers is supported by the risk-rating agencies, which maintained investment-grade credit ratings for the Company.

The following table shows the ratings assigned to the Company by the main agencies:

	2013	2012	2011
Fitch	BBB- Negative	BBB- Negative	BB+ Stable
Standard & Poors’	BBB- Stable	BB+ Stable	BB+ Stable
Moody’s	Baa3 Negative	Baa3 Negative	Ba1 Stable

In 2011, Braskem was assigned investment grade ratings by the three major global credit risk rating agencies.

At the end of October 2012, Fitch Ratings affirmed its global rating of “BBB-” for Braskem and changed the outlook to negative. The change in outlook was mainly due to the lower operating cash flow in 2012, due to deterioration in petrochemical spreads, which increased the Company's relative leverage. However, the maintenance of an investment grade rating reflected Braskem’s leadership in the domestic market, the management of its financial profile and the strong support from its main shareholders.

In early November, Standard & Poor’s affirmed its “BBB-” rating and “stable” outlook for Braskem. Despite the weaker operating cash flow in the first half of the year, the agency remained confident that Braskem will maintain its leadership in the domestic petrochemical market due to its competitive advantages, diversified feedstock matrix, operating efficiency and strong shareholder base that ensures the stability needed to enable the Company to support any economic downturn.

Lastly, Moody’s released a report in late November that affirmed Braskem’s rating of “Baa3” and changed the outlook to negative. The change in outlook was due to the Company’s weaker operating performance caused by the deterioration in the fundamentals of the global petrochemical industry. However, Moody’s highlighted the Company’s capacity to improve its profitability and reduce its debt level over the medium term through its permanent commitment to growth and financial health.

Note also that the Company limits its exposure to credit risk by selling its products to a broad customer base in the domestic and international markets and by regularly conducting credit analyses of its customers. In both markets, the Company uses credit scoring and when necessary requests personal/corporate guarantees. In the international market, the Company uses trade credit insurance companies, sales guaranteed by letters of credit and other forms of guarantees. Lastly, it should also be noted that the Company records a provision for doubtful accounts, which historically has proven sufficient to cover losses on uncollectible receivables.

(d) Comments on sources of funding used for working capital and investments in non-current assets

The Company’s financing needs are met through the use of traditional funding instruments, especially for financing operations contracted through various Brazilian and international institutions. The Company also has an excellent relationship with the capital markets, having carried out issuances in both the Brazilian and international markets. The Company’s diverse funding sources include bonds, medium-term notes, perpetual bonds, debentures, receivables-backed investment funds (FIDCs), advances on exchange contracts, export pre-payments, letters of credit and export credit notes. The good relationship that the Company has maintained with certain financial institutions and its transparency and due diligence with regard to the capital markets have assured it prices and terms that are compatible with its operations and even advantageous relative to the market in certain cases.

(e) Comments on sources of funding for working capital and investments in non-current assets to be used to cover liquidity shortfalls

The officers believe they can overcome any deficiencies in the Company's liquidity through a combination of: (i) funds generated by the Company's general operations; (ii) funds generated by financing, including new financing operations and the refinancing of existing debt; and (iii) funds generated by shortening the cash conversion cycle and the resulting reduction in working capital requirements.

To ensure the financial health of the Company and avoid liquidity shortfalls in the short term, the Company maintains a minimum cash level sufficient to meet its short-term obligations, in addition to having three standby credit lines, two of US$600 million and another one of R$450 million, which are not subject to Material Adverse Change (MAC) clauses. The institutions participating in this operation are prime banks with low default rates (credit default swap) and high ratings. Moreover, many financial institutions, including the Brazilian Development Bank (BNDES), have committed to provide financing to the Company in the future, provided that certain conditions precedent regarding disbursements are fulfilled, which the officers believe can be met by the Company.

(f) Comments on indebtedness levels and the characteristics of such liabilities

 The table below shows the evolution in the Company's financial leverage over the past three fiscal years as measured by the "Net Debt/EBITDA" ratio:

	2013		2012		2011
	(R$)	(US$)	(R$)	(US$)	(R$)	(US$)
Net Debt	15.0 bl	6.3 bl	14.0 bl	6.8 bl	12.0 bl	6.4 bl
EBITDA	4.8 bl	2.2 bl	4.0 bl	2.0 bl	3.7 bl	2.2 bl
Net Debt / EBITDA	3.09 x	2.87 x	3.36 x	3.25 x	3.2 x	2.8 x

The Company's financial leverage, as measured by the "Net Debt/EBITDA" ratio, decreased between 2012 and 2013. The Net Debt/EBITDA ratio measured in U.S. dollar decreased from 3.25x at the end of 2012 to 2.87x, reflecting the higher cash flow and recovery in international resin and petrochemical spreads. In Brazilian real, the leverage ratio stood at 3.09x, decreasing 8%, heavily influenced by the improved EBITDA in the year. The officers believe the Company's debt profile can be summarized by the following table:

	2013	2012	2011
Short-term debt	R$ 1,260 million	R$ 1,836 million	R$ 1,392 million
Long-term debt	R$ 17,342 million	R$ 15,676 million	R$ 13,772 million
Debt in Brazilian real	32%	32%	37%
Debt subject to currency variation of USD	69%	68%	63%
Debt subject to currency variation of other currencies	0%	0%	0%
Unsecured debt	81%	80%	77%
Debt covered by guarantee	19%	20%	23%
Main types of guarantees	Mortgage, machinery and equipment pledges, bank guarantee and insurance policy

It is also important to note that much of our domestic financing was contracted through development agencies, which offer better conditions than the private market.

The Company's funding strategy has been to continue lengthening the average term of its debt, including by amortizing short-term debt through long-term loans, with a priority on issuances of long-term debt securities in the capital markets to increase liquidity levels and improve its strategic, financial and operating flexibility. The financing strategy for the coming years includes maintaining adequate liquidity and a debt maturity profile that is compatible with the expected cash flows. Moreover, the officers believe that capital expenditures will not negatively affect the quality of the Company's debt indicators or its disciplined approach to capital allocation.

In the following section the Company's officers describe (i) the loan and financing agreements they classify as relevant, (ii) other long-term relationships with financial institutions, (iii) the degree of debt subordination and (iv) any restrictions imposed on the issuer.

(i) relevant borrowing agreements

The officers emphasize that, due to the merger of entities by the Company, significant borrowings are included in this item that associated with contracts signed by these predecessors, including, among others, OPP Química S.A. (and its antecessor OPP Petroquímica S.A.), Trikem S.A. (“Trikem”), Companhia Petroquímica do Sul (“Copesul”), IQ Soluções & Química S.A. (currently Ipiranga Química S.A. – “Quantiq”), Ipiranga Petroquímica S.A. (“Ipiranga Petroquímica”) and Petroquímica Paulínia S.A.

Fixed-rate Notes

In January 2004, the Company issued and sold Notes at 11.75% with aggregate principal of US$250.0 million. The Notes pay interest semiannually in January and June of each year and mature in January 2014. In 2013, the principal outstanding related to this operation is US$84.3 million.

In July 1997, Trikem issued and sold US$250.0 million in Notes due in 2007 paying interest of 10.625% p.a. The Company assumed Trikem’s obligations related to these instruments as a result of the merger of Trikem by the Company in January 2004. In July 2005, the Company repurchased these notes and reformulated their terms, with the Notes paying interest of 9.375% semiannually in in June and December of each year, and maturity in June 2015. In August 2005, the Company swapped US$150.0 million of the total value of the principal of these Notes for US$150.0 million of the total value of the principal of the notes Issued by one of our subsidiaries in June 2005 and guaranteed by the Company. In 2013, the principal outstanding related to this operation is US$65.2 million.

In September 2006, the Company issued and sold Notes at 8.00% p.a. with aggregate principal of US$275.0 million. The Notes pay interest semiannually in January and June of each year and mature in January 2017. In 2013, the principal outstanding related to this operation is US$130.7 million.

In June 2008, the Company issued and sold Notes at 7.250% p.a. with aggregate principal of US$500.0 million. The Notes pay interest semiannually in June and December of each year and mature in June 2018. In 2013, the principal outstanding related to this operation is US$500.0 million.

In May 2010, the Company issued and sold Notes at 7.00% p.a. with aggregate principal of US$400.0 million. The Notes pay interest semiannually in May and November of each year and mature in May 2020. This operation was reopened in July 2010 with the amount of US$350.0 million. In 2013, the principal outstanding related to this operation is US$750.0 million.

In April 2011, the Company issued and sold Notes paying interest of 5.75% p.a. in the aggregate amount of US$750.0 million. The Notes pay interest semiannually in April and October of each year and mature in April 2021. This operation was reopened in January 2012 with the amount of US$250.0 million. In 2013, the principal outstanding related to this operation is US$1.0 billion.

In July 2011, the Company issued and sold Notes paying interest of 7.125% p.a. in the aggregate amount of US$500.0 million. The Notes pay interest semiannually in January and July of each year and mature in April 2041. This operation was reopened in July 2012 with the amount of US$250.0 million. In 2013, the principal outstanding related to this operation is US$750.0 million.

In May 2012, the Company issued and sold Notes paying interest of 5.375 % p.a. in the aggregate amount of US$500.0 million. The Notes pay interest semiannually in May and November of each year and mature in April 2022. In 2013, the principal outstanding related to this operation is US$500.0 million.

Perpetual Bonds

In October 2010, the Company issued and sold perpetual bonds with aggregate principal of US$450.0 million and interest of 7.375% p.a. The interest on these bonds is paid quarterly in January, April, July and October of each year. The Company may, at its discretion, redeem these bonds, in full or in part, for 100% of the principal plus accrued interest and additional amounts, if any, on any interest payment date as of October 2015. This operation was reopened in February 2012 in the amount of US$250.0 million. In 2013, the principal outstanding related to this operation is US$700.0 million.

Bank Credit Facilities

Between September and December 2011, the Company contracted, from Brazilian and international financial institutions, four offshore credit agreements in the individual amounts of US$50.0 million. The amounts are subject to interest of LIBOR plus 1.70% to 2.25% p.a. paid semiannually based on the prior period. The principal is due on the maturity date of between March 2015 and December 2016. As of December 31, 2013, the principal outstanding related to these agreements was R$200.0 million.

In September 2013, the Company contracted an offshore credit agreement from an international financial institution, in the total amount of US$70 million. The amounts are subject to interest of LIBOR plus 1.13% p.a. paid quarterly based on the prior period. The principal is due on the maturity date in September 2016. As of December 31, 2013, the principal outstanding related to this agreement was R$70 million.

Export Prepayment Agreements

In May 2010, the Company signed a pre-export loan agreement with a financial institution in the amount of US$150.0 million, with interest of LIBOR + 2.40% p.a., to be paid in semiannual installments as of November 2011 based on the prior period. The principal will be paid upon maturity in May 2015. As of December 31, 2013, the principal outstanding related to this contract was US$150.0 million.

In December 2010, the Company signed a pre-export loan agreement with a financial institution in the amount of US$100.0 million, with interest of LIBOR + 2.47% p.a., to be paid in semiannual installments as of June 2011 based on the prior period. The principal will be paid in five semiannual installments as of December 2015. As of December 31, 2013, the principal outstanding related to this contract was US$50.0 million.

Export Credit Note Facilities

In November 2006, the Company was extended by a financial institution a US$78.0 million line of export credit notes, with interest of 8.1% p.a., to be paid semiannually as of May 2007 based on the prior period. The principal will be paid upon maturity in May 2018. As of December 31, 2013, the principal outstanding related to this contract was US$78.0 million.

In April 2007, the Company was extended by a financial institution a US$50.0 million line of export credit notes, with interest of 7.87% p.a., to be paid semiannually as of October 2007 based on the prior period. The principal will be paid upon maturity in March 2018. As of December 31, 2013, the principal outstanding related to this contract was US$50.0 million.

In May 2007, the Company was extended by a financial institution a US$75.0 million line of export credit notes, with interest of 7.85% p.a., to be paid semiannually as of November 2007 based on the prior period. The principal will be paid upon maturity in May 2019. As of December 31, 2013, the principal outstanding related to this contract was US$75.0 million.

In January 2008, the Company was extended by a financial institution a US$150.0 million line of export credit notes, with interest of 7.3% p.a., to be paid semiannually based on the prior period. The principal will be paid upon maturity in February 2020. As of December 31, 2013, the principal outstanding related to this contract was US$150.0 million.

In April 2010, the Company obtained from a financial institution an agriculture credit note facility in the amount of R$50.0 million. The agreement incorporated an addendum in October 2013, with the amended conditions as follows:  Interest on the amount corresponding to 105% p.a. of the overnight rate (CDI), to be paid semiannually. The principal will be paid annually as from April 2014. On December 31, 2013, the principal outstanding related to this agreement was R$50 million.

In June 2010, the Company was extended by a financial institution an agricultural credit note facility in the amount of R$200.0 million. The agreement incorporated an addendum in October 2013, with the amended conditions as follows: interest on the amount corresponding to 105% p.a. of the overnight rate (CDI), to be paid semiannually. The principal will be paid annually as from April 2014. As of December 31, 2013, the principal outstanding was US$200 million.

In February 2011, the Company was extended by a financial institution an agricultural credit note facility in the amount of R$200.0 million. The agreement incorporated an addendum in October 2013, with the amended conditions as follows: interest on the amount corresponding to 105% p.a. of the overnight rate (CDI), to be paid semiannually. The principal will be paid annually as from April 2014. As of December 31, 2013, the principal outstanding was R$200 million.

In June 2011, the Company was extended by a financial institution an agricultural credit note facility in the amount of R$80.0 million. The agreement incorporated an addendum in October 2013, with the amended conditions as follows: interest on the amount corresponding to 105% p.a. of the overnight rate (CDI), to be paid semiannually. The principal will be paid annually as from April 2014. As of December 31, 2013, the principal outstanding was R$80 million.

In April 2011, the Company was extended by a financial institution an export credit note facility in the amount of R$450.0 million, with interest corresponding to 112.5% of the CDI rate per annum, to be paid quarterly based on the prior period. The principal will be paid upon maturity in April 2019. As of December 31, 2013, the principal outstanding related to this contract was R$450 million.

In August 2011, the Company was extended by a financial institution an export credit note facility in the amount of R$400.0 million, with interest corresponding to 112.5% of the CDI rate per annum, to be paid quarterly based on the prior period. The principal will be paid upon maturity in August 2019. As of December 31, 2013, the principal outstanding related to this contract was R$400 million.

In June 2012, the Company was extended by a financial institution an agricultural credit note facility in the amount of R$100.0 million. The agreement incorporated an addendum in October 2013, with the amended conditions as follows: interest on the amount corresponding to 105% p.a. of the overnight rate (CDI), to be paid semiannually. The principal will be paid annually as from April 2014. As of December 31, 2013, the principal outstanding was R$100 million.

In September 2012, the Company was extended by a financial institution an agricultural credit note facility in the amount of R$300.0 million. The agreement incorporated an addendum in October 2013, with the amended conditions as follows: interest on the amount corresponding to 105% p.a. of the overnight rate (CDI), to be paid semiannually. The principal will be paid annually as from April 2014. As of December 31, 2013, the principal outstanding was R$300 million.

In October 2012, the Company was extended by a financial institution an agricultural credit note facility in the amount of R$85.0 million. The agreement incorporated an addendum in October 2013, with the amended conditions as follows: interest on the amount corresponding to 105% p.a. of the overnight rate (CDI), to be paid semiannually. The principal will be paid annually as from April 2014. As of December 31, 2013, the principal outstanding was R$85 million.

Between February and December 2013, the Company contracted from Brazilian financial institutions export credit note facilities with incentives from the federal government in the amount of R$627.5 million, with interest corresponding to 8% per annum, to be paid quarterly based on the prior period. The principal will be paid upon maturity, between February and December 2016. As of December 31, 2013, the principal outstanding related to this contract was R$627 million.

Credit Facilities with the BNDES

In August 2007, Petroquímica União - QQ entered into a financing agreement with the Brazilian Development Bank (BNDES) in the amount of R$205.2 million, divided into three credit lines. The funds were used to supplement the financial resources for the project to expand capacity at the ethylene plant located in Santo André from 467 kton/year to 700 kton/year. The credit lines are secured by one of the plants of Quattor Química located between the cities of Mauá and Santo André. The first line of R$20.5 million is remunerated by the variation in the U.S. dollar against the Brazilian real plus 6.36% p.a., while the remaining lines are remunerated by the Long Term Interest Rate (TJLP) plus between 2.8% and 3.3% p.a. The interest was paid quarterly from August 2007 to October 2009 and on a monthly basis thereafter, with the principal amortized monthly in 78 installments. In December 2013, the outstanding balance related to this contract was R$72.8 million.

In May 2009, the Company contracted a credit line from the BNDES in the amount of R$555.6 million. Of this amount, R$52.2 million is remunerated at the variation in the U.S. dollar against the Brazilian real plus 6.14% p.a., while the remainder is remunerated at the Long-Term Interest Rate (TJLP) plus 0% to 4.78% p.a. The total term of this operation is 8 years, with a two-year grace period and the last payment due in July 2017. This line with be used to install the Ethylene-Ethanol Unit at the Triunfo Petrochemical Complex in the state of Rio Grande do Sul, which is related to the Green Polyethylene Project described in item 10.10(a) of this Form, in the sub-item “Ongoing investments”. As of December 31, 2013, the outstanding balance related to this contract was R$320.5 million.

In December 2010, the Company contracted a credit line from the BNDES in the amount of R$500 million. The funds will be used to finance the Company’s industrial projects as well as others projects related to health, safety and the environment. Of the amount, R$80.5 million is remunerated by the variation in the U.S. dollar against the Brazilian real plus 6.14% p.a., R$97.4 million at 4.5% p.a. and the remainder by the Long-Term Interest Rate (TJLP) + 2.58% p.a. The term of the operation is 6.5 years, with a grace period of 18 months and the last payment due in January 2017. As of December 31, 2013, the outstanding balance related to this contract was R$332.5 million.

In November 2011, the Company drew down, from the credit line contracted in June 2007, R$175.6 million for use in the construction of a new butadiene plant. The first tranche of the contract is remunerated by the variation in the U.S. dollar against the Brazilian real plus 6.01% p.a. and the remaining tranches are remunerated by the Long-Term Interest Rate (TJLP) plus 0% to 3.45% p.a. The total term of the contract is 9 years, with a grace period of 1.5 years and the last installment due in January 2021. As of December 31, 2013, the outstanding balance related to this contract was R$174.8 million.

In December 2011, the Company drew down, from the credit line contracted in November 2011, R$353.4 million to finance projects for modernizing industrial plants and in the areas of health, safety and the environment relative to fiscal year 2011. Of the total amount of the contract, R$53.6 million is remunerated by the variation in the U.S. dollar against the Brazilian real plus 6.01% p.a. and the remainder is remunerated by the Long-Term Interest Rate (TJLP) plus 2.05% to 3.45% p.a. The total term of the contract is 6 years, with a grace period of 1 year and the last installment due in January 2018.

In August 2012, the Company drew down, from the credit line contracted in November 2011, R$680 million to finance projects for modernizing industrial plants and in the areas of health, safety and the environment relative to fiscal year 2012. Of the amount, R$92.7 million is remunerated by the variation in the U.S. dollar against the Brazilian real plus 5.98% p.a., R$112.7 million by 5.5% p.a. and the remainder by the Long-Term Interest Rate (TJLP) + 0% to 3.42% p.a. The total term of the contract is 6 years, with a grace period of 1 year and the last installment due in October 2018.

In September 2013, the Company drew down from the credit line contracted in November 2011, R$789 million to finance projects to modernize industrial plants and in the areas of health, environment and safety relative to fiscal year 2013. Of the total contract, R$110 million is remunerated by interest corresponding to the cumulative variation in the average daily rates of financing calculated by the SELIC Rate (Taxa Referencial do Sistema Especial de Liquidação e Custódia) and disclosed by the Central Bank of Brazil, plus 2.58% p.a.; R$212.7 million is remunerated by interest of 3.5% p.a.; and the remaining amount is remunerated by interest corresponding to the long-term interest rate (TJLP), plus 0% to 3.58% p.a. The total term of the contract is 6 years, with a grace period of 1 year and the last installment due in January 2019.

In November 2013, the Company drew down from the credit line contracted in November 2011, R$74.2 million to finance Research and Development (R&D) projects relative to fiscal year 2013. The contract is remunerated at the rate of 3.5% p.a., and the total term of the contract is 6 years, with a grace period of 1 year and the last installment due in November 2019.

As of December 31, 2013, the outstanding balance related to these contracts under the outstanding credit limit in November 2011 is R$1.45 billion.

In September 2012, the Company prepaid three financing contracts with the BNDES in the aggregate amount of R$400 million. Of these, one was a contract entered into in December 2006 with principal of R$566.2 million that was used to finance the construction of a new polypropylene plant in Paulínia, São Paulo, while the other two contracts were entered into in October 2006 between the BNDES and the then Petroquímica União - QQ in the amounts of R$295 million and R$50.2 million.

In December 2013, the Company prepaid four financing contracts with the BNDES in the aggregate amount of R$160 million. Among them, the outstanding balances of two contracts to open a credit line entered into in: (i) September 2006 between the BNDES and COPESUL (Companhia Petroquímica do Sul); and (ii) in June 2007 between the BNDES and the Company. One contract entered into in May 2008 between BNDES and Fasciatus Participações S.A. (currently Braskem Qpar S.A.) and another contract entered into in June 2006 between the BNDES and Polietilenos União S.A. (currently Braskem Qpar S.A.).

Credit facilities with FINEP

In August 2010, the Company was extended a credit line under the Inova Brasil program of FINEP, which is the research and project finance mechanism of the Ministry of Science and Technology. The funds were used to finance Braskem’s technology program between 2008 and 2010, which included various research projects involving products based on plastic resins. The value of the contract is R$111.1 million, with R$100.0 million in financing made available through FINEP and the Company providing R$11.1 million in matching funds. The line has a cost of 4.5% p.a., term of 8.3 years (100 months) and grace period of 1.6 years (20 months), with the last payment of principal due in January 2019. This line is secured by a bank guarantee. As of December 2013, the principal outstanding related to this contract was R$71.1 million.

In July 2013, the Company entered into a financing contract with the Research and Project Finance Mechanism - FINEP through the BNDES-FINEP Joint Plan to Support Industrial Technological Innovation in the Sugar & Ethanol and Sugar & Chemicals Sectors (PAISS). The amount of the contract is R$208.7 million, with R$185.8 million in financing made available through FINEP and the Company providing R$22.9 million in matching funds. The line has a cost of 3.5% p.a. The financing has final maturity in 121 months and a grace period of 36 months. The final payment is due in August 2023. This line is secured by a bank guarantee. As of December 2013, the principal outstanding related to this contract was R$7.4 million.

Credit Facilities with BNB

In December 2010, the Company contracted a secured credit line from Banco do Nordeste do Brasil (BNB) with principal of R$200 million to finance the construction of the New PVC Plant in the state of Alagoas. The loans extended under the contract are secured by a mortgage on the PVC plant located at the Chlor-Chemical Complex in Marechal Deodoro. The loans are remunerated by interest corresponding to 8.50% of the CDI rate per annum, to be paid quarterly based on the prior period up to December 2013, and thereafter on a monthly basis based on the prior period up to December 2022.

In March 2013, the Company contracted a secured credit line from Banco do Nordeste do Brasil (BNB) with principal of R$63 million to finance the construction of the New PVC Plant in the state of Alagoas. The loans related to this contract are secured by a bank guarantee. The loans are remunerated by interest of 3.53% per annum, to be paid quarterly based on the prior period up to March 2015, and thereafter on a monthly basis, based on the prior period, up to March 2023.

Other Credit Facilities

In December 2012, the Company contracted a credit line from Nippon Export and Investment Insurance (NEXI) in the amount of US$200 million with maturity in November 2022. The funds were disbursed in the first quarter of 2013 and the semiannual interest payments were composed of currency variation + LIBOR + 1.1% p.a.

(ii) other long term relationship with financial institutions

With the exception of the relationships arising from the loan and financing contracts, for which the more relevant items are described above, the Company does not maintain any other long-term relationships with financial institutions.

(iii) degree of subordination of the debt

For the purposes of ordering the credit classifications, the Company’s debt is not secured by guarantees, with the exception of the debt contracted from the BNDES and BNB, which is secured by security interest. From the contractual standpoint, there is no subordination of debt, with the payment of each debt following the payment schedule established for each contractual instrument, independent of the payment of the other debts.

(iv) restrictions imposed on the Company

The Company settled all borrowing agreements that established limits on certain indicators related to the capacity to contract debt and pay interest.

(g) Comments on the limits of existing financing lines

All the credit lines contracted by the Company have been fully drawn down, with the exception of the following contracts:

•      In November 2011, the Company contracted a R$2.46 billion credit line with the BNDES to finance projects related to the modernization of industrial plants, productivity increases, innovations, and health, safety and the environment, of which R$1 billion is still available.

(h) Comments on any significant changes in each item of the financial statements

The most significant changes were in the consolidated financial statements, in the following items:

	Consolidated
	2013	2012
Assets	(in R$ '000)	(in R$ '000)
Current
Recoverable taxes	2,237,213	1,476,211
Other accounts receivable	240,218	818,434
Non-current
Property, Plant and Equipment	25,413,548	21,176,785

Liabilities
Non-current
Project finance	4,705,661	-

Shareholders’ Equity
Other comprehensive income	(1,092,691)	337,411

Income statement for the fiscal year
Financial result
Financial expenses	(2,549,111)	(3,926,209)

Assets

Recoverable taxes

In 2013, the variation in the balance of this item was mainly due to the following factors:

•           R$541,904 related to Value Added Tax (IVA) levied on purchases of machinery and equipment for the Ethylene XXI project that is currently being implemented in Mexico by the subsidiary Braskem Idesa. These credits will be reimbursed in cash by the local government after validating the credits in accordance with the country’s established tax procedures.

Other accounts receivable

The decrease is due to the receipt of the amount from the divestment of Cetrel and Braskem Distribuidora in December 2012 (R$652,100, included in the balance of this item on December 31, 2012).

Liabilities

Project Finance

This liability corresponds to the financing obtained by the subsidiary Braskem Idesa for the construction of the Ethylene XXI Project in Mexico.

Shareholders’ Equity

Other comprehensive income

The main effect in the fiscal year is related to the designation as hedge accounting of the operation through which financial liabilities in foreign currency were used as cash flow hedge instruments originating from future exports, which resulted in the amount of: (i) R$2,303,540 related to exchange variation recorded under shareholders’ equity; and (ii) R$783,204 related to income tax and social contribution. The net effect of the operation in 2013 was R$1,520,336.

Financial result

Financial expenses

The main factor reducing financial expenses was the designation as hedge accounting, as mentioned in the previous item.

10.2 Officers’ comments on the Company’s results

(a) Comments on the results of the issuer’s transactions

The Company generates its revenue mainly from the production and sale of products in the basic petrochemical, polyolefins and vinyls (PVC, caustic soda and EDC) segments and from chemical distribution.

The Company’s operational strategy is based on the optimized use of its assets by means of the maintenance of high rates of capacity use in all industrial units managed thereby, prioritizing the commercialization of products of a greater added value in more profitable markets and segments. As a result of such effort, the Company has been presenting high levels of operational trustworthiness with less volatility in the rates of use of the capacity of its industrial units.

In the last 3 fiscal years, the main factors that materially affected the Company’s operational results were the following:

(i)                      variation in the prices of the main input (especially naphtha) and products, mainly in the international market,

(ii)                    variations in the volume of sales in the domestic and international market (resulting in great part from variations in the supply X demand ratio),

(iii)                   exchange variation, inflation, fluctuations of the interest rates and

(iv)                  any changes in the tax laws.

(v)                    increase in the efficiency of the production process,

(vi)                  need for programmed stoppages for maintenance in its basic petrochemicals units,

(vii)                 worsening of the international financial crisis, which impacted both the global petrochemical industry as well as Brazil’s industrial sector.

In yet another challenging year, the global economy showed signs of recovery, as reflected by the better performance of the U.S. economy and indications that the euro zone had begun to emerge from crisis. Meanwhile, China's economy grew in line with market expectations, with the country's GDP expanding 7.7% in 2013. This scenario helped support a recovery in the profitability of the world petrochemical industry, with spreads for thermoplastic resins and key basic petrochemicals expanding 28% and 12%, respectively.

In Brazil, GDP growth once again fell short of expectations and is expected to remain at around 2% in 2013. However, the good performance of certain sectors, such as food, infrastructure, automotive and agribusiness, as well as the restocking trend in the chain, positively influenced apparent consumption of thermoplastic resins, which grew 8% in relation to 2012. The country's chemical and petrochemical industries enjoyed an important achievement in 2013. The Brazilian government, in response to one of the proposals prepared by the Chemical Industry Competitiveness Council, approved cuts in the PIS and COFINS tax rates on raw material purchases by first and second generation producers, which serve various sectors of the economy.

In this context, Braskem recorded solid results in 2013. Gross revenue was R$48 billion and net revenue was R$41 billion, representing growth of 11% and 13%, respectively, in relation to 2012, with these figures reflecting the depreciation in the Brazilian real and the recovery in petrochemical prices at the global level.

EBITDA reached R$4.8 billion, increasing 22% on the prior year. The main factors contributing to this performance were (i) the better sales mix of thermoplastic resins; (ii) the higher contribution margin, which was positively influenced by the recovery in resin and basic petrochemical spreads in export markets and by the tax relief on raw material purchases explained earlier;  and (iii) the depreciation in the Brazilian real.

Net income amounted to R$507 million, reflecting the better operating performance in the period and the adoption, as of May, of hedge accounting, which better translates the effects of exchange variation on the Company’s debt and profit or loss.

Note that due to the decision to maintain the investments in Quantiq, which is responsible for the distribution of chemical products, Braskem’s consolidated result reflects the restatement and consolidation of its result in the financial statements for 2012 and 2013.

Despite uncertainties regarding the global economic recovery, Braskem invested R$2.7 billion in 2013, of which 50% was allocated to the maintenance and improvement of assets and 40% to the construction of the integrated petrochemical complex in Mexico, which plays an important role in the Company’s strategy to diversify and secure competitive feedstock sources. Developed through a joint venture with Mexican group Idesa, the project in Mexico, which will consist of a gas-based cracker and three polyethylene plants with total production capacity of 1.05 million tons, continued to advance, with its physical completion reaching 58% by the end of 2013. The project's startup is scheduled for 2015.

In December, Braskem signed an agreement with Belgium-based Solvay for the acquisition of a controlling interest in Solvay Indupa, which has four plants producing PVC and caustic soda in Brazil and Argentina. With the acquisition, which is still subject to approval by both countries’ regulatory agencies, Braskem expands its annual PVC production capacity in Brazil by 42% to 1,010 kton and its regional PVC production capacity to 1,250 kton, effectively strengthening its international industrial footprint and becoming the fourth largest PVC producer in the Americas. In the case of caustic soda, Braskem's annual production capacity will increase to 890 kton, for growth of over 60%.

The officer’s comments on the outlook for the Company’s operations are reported below:

The stronger economic growth in developed countries led the International Monetary Fund (IMF) to revise upward to 3.7% its forecast for world GDP growth in 2014. The United States and the euro zone are expected to maintain their recovery path, while the Chinese economy, despite its slower growth pace than in previous years, should still grow at a rate in excess of 7%. The risk in this scenario continues to be associated with the weak financial system of certain countries, originating from the higher indebtedness level, and its impact on the recovery in mature markets and on growth in developing countries.

In the case of Brazil, the GDP growth forecast for this year was revised downwards to 2.3%. The main factors are expectations of weaker domestic consumer spending due to scarcer credit and lower consumer confidence.

However, the federal government is pursuing economic stimulus measures and, with the expiration of certain stimulus programs implemented in 2012-13, it launched, in October 2013, the “My Home Improved” program that provides credit to consumers for purchasing home electronics and appliances and furniture.

For the petrochemical industry, geopolitical issues in Iran, Syria and Libya should continue to impact the supply and price of oil. The growth in U.S. production following the advances made in technological processes for extracting oil will also be an important factor in this dynamic. Naphtha, the main feedstock used by the petrochemical industry, should continue to follow this volatility. However, the improvement in the world economy is expected to have a positive impact on demand and on the recovery in industry profitability.

In this scenario, Braskem’s strategy remains centered on strengthening its business by: (i) increasing the competitiveness of its feedstock matrix by reducing its cost and diversifying the mix; (ii) continuously strengthening its relationship with Clients; (iii) supporting the creation of an industrial policy targeting the development of Brazil’s petrochemical and plastics chain; (iv) pursuing operational efficiency by maintaining high capacity utilization rates; (v) continuing to make progress on the construction of the greenfield project in Mexico known as Ethylene XXI; (v) pursuing opportunities in Brazil through industrialization of gas from the pre-salt layer, and in the U.S. petrochemical market based on the competitive advantages of shale gas; and (vii) maintaining the company’s financial health and cost discipline.

On the operational front, two maintenance shutdowns have been scheduled in the Rio Grande do Sul and São Paulo crackers for March and September, respectively. Production planning for the year should partially offset the months of these maintenance shutdowns, with capacity utilization at Braskem’s crackers expected to remain at around 90%.

(b) Comments on changes in revenues due to modification of prices, exchange rates, inflation, variations of volume and introduction of new products and services

As the prices of the Company’s main products are based on international references in dollar, the Company’s prices vary due to changes in these international references, as well as changes in the exchange rate. Therefore, the impacts of prices and exchange rates shall be jointly analyzed. To analyze the changes in volumes, the Company’s officers separated the information between thermoplastic resins and basic petrochemicals, in order to better understand the behavior of each segment.

Braskem recorded consolidated gross revenue in 2013 of R$48 billion, up 11% from 2012. In U.S. dollar, revenue came to US$22 billion, similar to the amount in 2012.

Similarly, the Company’s consolidated net revenue was R$41 billion, representing growth of 13% from the net revenue of R$36 billion registered in 2012, explained by (i) the increased sales of resins in the domestic market; (ii) the average appreciation of the U.S. dollar in the period of 10%. In U.S. dollar, net revenue was US$19 billion, up 3% from the prior year.

Export revenue in 2013 amounted to US$8.1 billion, up 2% from 2012. The increase in basic petrochemicals sales and the recovery in prices at the global level offset the lower resale and resin volumes.

Thermoplastic Resins Performance

In 2013, Brazil's thermoplastic resin market grew by 8% on the previous year to reach 5.4 million tons. Demand benefitted from the restocking trend in the chain during the first half of the year and the good performance of various sectors of the economy, such as agribusiness, automotive and infrastructure.

In line with its growth strategy and commitment to the domestic market, Braskem’s sales amounted to 3.7 million tons, or 6% more than in 2012. The Company’s market share was 68%.

Polyolefins

Domestic demand for polyolefins (PE and PP) was 4.1 million tons, increasing 7% on 2012, driven by: (i) the retail, automotive, food, construction and agricultural sectors; and (ii) the opportunistic entry of a higher volume of imported materials. Meanwhile, Braskem’s sales grew by 5% to 3.0 million tons, with its market share in the year at 74%.

Responding to the stronger domestic demand, exports decreased by 15%.

Performance (tons)	2013	2012	Change (%)
POLYOLEFINS	(A)	(B)	(A)/(B)
Sales - Domestic Market
PE's	1,765,661	1,668,171	6
PP	1,268,926	1,233,338	3
Total Domestic Market	3,034,587	2,901,509	5
Sales - International Market
PE's	778,052	861,834	(10)
PP	311,899	415,494	(25)
Total Exports	1,089,951	1,277,328	(15)
Total Sales
PE's	2,543,713	2,530,005	1
PP	1,580,825	1,648,832	(4)
Total Sales	4,124,538	4,178,837	(1)

Production
PE's	2,580,290	2,539,476	2
PP	1,627,141	1,646,619	(1)
Total Production	4,207,431	4,186,095	1

Vinyls

In 2013, Brazilian PVC demand came to approximately 1.3 million tons, increasing 12% on the previous year, driven by the performance of the construction sector and the restocking trend. Due to the higher production volume (new plant in Alagoas), Braskem’s sales followed this trend to reach 637 kton, ending the year with 50% market share.

Caustic soda sales were 469 kton, virtually in line with 2012. The lower production volume, which was affected by scheduled and unscheduled maintenance shutdowns, was offset by imports of products to take advantage of opportunities in the domestic market.

Performance (tons)	2013	2012	Change (%)
VINYLS	(A)	(B)	(A)/(B)
Sales - Domestic Market
PVC	636,507	560,924	13
Caustic Soda	468,765	464,052	1
Production
PVC	582,579	497,366	17
Caustic Soda	437,334	450,589	(3)

Basic Petrochemicals Performance

This year, with the petrochemical complexes recording average utilization rates of 90%, Braskem posted record-high ethylene production of 3.4 million tons. The impacts from the scheduled maintenance shutdown on one of the cracker lines at Camaçari and the interruption in production caused by power outages in August were offset by the high utilization rates recorded in the first half of the year.

Ethylene and propylene sales amounted to 924 kton, in line with 2012. Butadiene sales increased 7%, reflecting the startup, in June 2012, of the 100-kton capacity-expansion project. BTX sales, on the other hand, fell 2%, due to the reduction in production volumes between the periods.

Performance (tons)	2013	2012	Change (%)
BASIC PETROCHEMICALS	(A)	(B)	(A)/(B)

Production
Ethylene	3,372,825	3,329,758	1
Propylene	1,505,595	1,472,488	2
Butadiene	389,854	355,703	10
BTX*	1,217,831	1,246,517	(2)
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

Performance (tons)	2013	2012	Change (%)
BASIC PETROCHEMICALS	(A)	(B)	(A)/(B)

Total Sales
Ethylene/Propylene	924,435	934,640	(1)
Butadiene	381,764	357,001	7
BTX*	1,036,147	1,059,479	(2)
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

International Business Performance

The gradual improvement in the economic environment in the United States and euro zone had positive impacts on the International Business unit (i.e., the operations in the United States and Europe), which recorded PP sales volume of 1.8 million tons in the year, up 3% on 2012.

Another highlight was the average utilization rate of 91% recorded in 2013, or 2 p.p. higher than in the previous year, which is explained by continuous improvement in the operational management of assets and the better international scenario. As a result, PP production volume reached 1,786 kton, which is the best result since 2011.

Performance (tons)	2013	2012	Change (%)
UNITED STATES AND EUROPE	(A)	(B)	(A)/(B)
Sales
PP	1,790,693	1,744,104	3

Production
PP	1,785,938	1,756,732	2

(c) Comments on the impact of inflation, variation in prices of the main inputs and products, foreign exchange and interest rate on the issuer’s operating result and financial result

Similarly to the sales price of the main products, the naphtha’s acquisition cost, main input of the Company’s products, is also based on the international reference in dollar, and the price of this input is subject to the variation of international reference and variations in exchange rate.

In 2013, Braskem's cost of goods sold (COGS) was R$36 billion, increasing 10% from 2012, primarily reflecting (i) the higher volume of resin and basic petrochemical sales; and (ii) the 10% U.S. dollar appreciation between the periods, which generated a negative impact of R$2.9 billion. The higher costs were partially offset by the lower naphtha price in the international market and by the lower PIS and COFINS tax rates on raw material purchases that began to impact our profit and loss in mid-May.

Braskem acquires around 70% of its naphtha feedstock from Petrobras, with the remainder imported directly from suppliers in North African countries, Argentina, Mexico and Venezuela. In 2013, the average price of ARA naphtha, the direct price reference for naphtha imports, was US$903/t, down 4% from the average price in 2012.

Regarding the average gas price, the Mont Belvieu price reference for ethane fell 35% from 2012 to US$ 26 cts/gal (US$193/t), reflecting the product's higher supply in the U.S. market. Meanwhile, for propane, the Mont Belvieu price reference ended 2013 at US$ 100 cts/gal (US$523/t), or stable compared to the previous year. In the case of propylene, the USG price reference averaged US$1,515/t in 2013, up 14%, influenced by the higher number of shutdowns in the period.

In 2013, Selling, General and Administrative expenses came to R$2.2 billion, virtually in line with 2012, reflecting Braskem’s efforts to manage its costs.

Selling Expenses came to R$1.0 billion, nearly 1.0% higher than in 2012, influenced by the sales mix.

Meanwhile, General and Administrative Expenses were R$1.2 billion, or 1.4% higher than in 2012.

In 2013, Braskem’s consolidated EBITDA was R$4.8 billion, up 22% from 2011, with EBITDA margin excluding naphtha resales of 12.3%. In U.S. dollar terms, EBITDA increased 11% to US$2.2 billion. The main factors contributing to this performance were: (i) the higher volume of basic petrochemicals and the better sales mix of thermoplastic resins; (ii) the recovery in thermoplastic resin and basic petrochemical spreads in the international market, which increased 28% and 12%, respectively; (iii) the reduction in PIS and COFINS tax rates for raw material purchases, as mentioned earlier. These factors offset the recognition of the nonrecurring expense of R$49 million related to the recognition of a labor claim involving the payment of overtime in the industrial operations, which impacted the 4Q13 result. Excluding the nonrecurring effects in 2012 and 2013, Braskem’s EBITDA in 2013 grew 57% in Brazilian real and 43% in U.S. dollar.

In 2013, the net financial result was an expense of R$1,776 million, compared to the expense of R$3,394 million in the prior year.

Since Braskem holds net exposure to the U.S. dollar (more dollar-pegged liabilities than dollar-pegged assets), any shift in the exchange rate has an impact on the accounting financial result. On December 31, 2013, this exposure was composed: (i) in the operations, by 63% of suppliers, which was partially offset by 70% of accounts receivable; and (ii) in the capital structure, by 75% of net debt. Since the Company’s operating cash flow is heavily linked to the U.S. dollar, the Company believes that maintaining this level of net exposure to the dollar in liabilities acts as a natural hedge, which is in compliance with its Financial Management Policy. Practically 100% of the Company’s revenue is directly or indirectly pegged to the variation in the U.S. dollar exchange rate, and approximately 80% of its costs are also pegged to this currency.

Since Braskem regularly exports part of its production and aiming to better reflect exchange variation in its result, the Company designated, as of May 1, 2013, part of its dollar-denominated liabilities as hedge for its future exports, in compliance with accounting standards IAS 39 and CPC 38.

As a result, the exchange variation from these liabilities, which amount to US$6,757 million, is temporarily recorded under shareholders’ equity and transferred to the profit or loss only when such exports occur, which enables the simultaneous recognition of the currency’s impact on both liabilities and exports.

In 2013, the effect from the 15% appreciation in the U.S. dollar on the net exposure of liabilities not designated as hedge accounting generated a positive impact on the financial result of R$255 million.

It is important to mention that in both cases this effect has no immediate impact on the Company’s cash position, since the amount represents currency translation accounting impacts, especially on Braskem’s debt, with any expenditure occurring only upon the maturity of the debt, which has an average term of 15.5 years (up from 14.8 years). The portion of debt denominated in U.S. dollar has an average term of 20.7 years.

If hedge accounting had not been adopted, exchange variation would have generated a negative impact on the net financial result of R$2.0 billion and Braskem would have recorded a net loss of R$1.0 billion in 2013.

Excluding the effects from exchange and monetary variation, the net financial result in 2013 was an expense of R$1,755 million, increasing R$274 million from the prior year, which is mainly explained by: (i) the increase in interest expenses, reflecting the hike in the Selic basic interest rate, which is the main indexer for BRL-denominated debt; (ii) the restatement of lawsuits related to participation in the Special Installment Program (PEP) of the state of São Paulo; and (iii) the application of the accounting rule for adjustment to present value due to the change in the payment term for raw materials acquired in the domestic market to 90 days as of 2Q12.

In 2013, Braskem recorded net income of R$507 million, which benefitted from the improvement in its operating performance. As mentioned above, to better reflect the effects of exchange variation on the profit and loss, Braskem adopted hedge accounting as of May 1. If the Company had not adopted this practice, it would have registered a net loss of R$1.0 billion.

10.3 Officer’s comments on the material effects that certain events have caused or are expected to cause on the Company’s financial statements and its results

(a) Comments on the material effects that the introduction or disposal of operating segments have caused or may cause on the Company’s financial statements and its results.

 In 2013, the Company did not introduce or dispose of any operating segment that has caused or is expected to cause material effects on its financial statements and results. As a result of the decision to maintain the investments in chemical distribution, which are formed by the assets related to Quantiq, Braskem’s consolidated results reflect the consolidation of its result in 2013 and the restatement of the quarterly and annual financial statements for 2012.

(b) Comments on the material effects that the constitution, acquisition or disposal of equity interest have caused or may cause on the Company’s financial statements and its results

• Regarding the acquisition of the PP assets from Dow Chemical in 2011, Braskem identified synergies of US$27.5 million in annual and recurring EBITDA, which should be fully captured by 2014. Up to 2013, gains worth US$25 million were captured as EBITDA.

(c) Comments on the material effects that unusual events or transactions caused or may cause to the Company’s financial statements and its results

In 2012, the following non-recurring transactions impacted Braskem’s financial statements:

•       Gain from damages received under the supply agreement between Sunoco and Braskem America in the amount of R$235,962;

•       gain from the reduction in the balance of the tax renegotiation program under Law 11,941/09 amounting to R$80,496;

•       gain from the sale of rail cars by the subsidiary Braskem America amounting to R$106,979.

In 2013, there was no material nonrecurring operation impacting the financial statements.

10.4 Officer’s comments on accounting issues

(a) Comments on relevant changes in accounting practices

There were no significant changes in the accounting practices used adopted in 2013 in relation to 2012.

(b) Comments on the relevant effects of the changes in accounting practices

There were no significant changes in the accounting practices used adopted in 2013 in relation to 2012.

(c) Comments on qualifications and emphasis in the auditor’s opinion.

Qualified opinion:

There were no qualifications in the report of the independent auditors for the fiscal years 2013, 2012 and 2011.

Emphasis of matter:

2013, 2012 and 2011

The emphasis of matter paragraph in the report of the independent auditors for the fiscal years 2013, 2012 and 2011 refers to the individual financial statements prepared in accordance with the accounting practices adopted in Brazil. In the case of Braskem S.A. regarding the separate financial statements, these practices differ from the IFRS with regard to the assessment of investments in subsidiaries, jointly-controlled subsidiaries and associates. In the financial statements, these investments are assessed by the equity method, whereas under IFRS this valuation is made using the cost or fair value method.

10.5 Identification and comments on critical accounting policies adopted by the Company, specially exploring accounting estimates made by the administration with respect to uncertain and material matters for the description of the financial situation and of the results, which require subjective and complex judgments, such as: provisions, contingencies, revenue acknowledgement, tax credits, long term assets, useful life of non-current assets, pension plans, conversion adjustments in foreign currency, environmental recovery costs, criteria for testing assets recovery and financial instruments.

Critical estimates and judgments

Estimates and judgments are continually reassessed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results can differ from planned results due to differences in the variables, assumptions or conditions used in making estimates

1)                                      Deferred income tax and social contribution

The Company keeps a permanent record of deferred income tax and social contribution on the following bases: (i) tax losses and social contribution tax loss carryforwards; (ii) temporarily non-taxable and nondeductible income and expenses, respectively; (iii) tax credits and expenses that will be reflected in the books in subsequent periods; and (iv) asset and liability amounts arising from business combinations that will be treated as income or expenses in the future and that will not affect the calculation of income tax and social contribution.

The recognition and the amount of deferred taxes assets depend on the generation of future taxable income, which requires the use of an estimate related to the Company’s future performance. These estimates are included in the Business Plan, which is approved by the Board of Directors. This plan is prepared by the Executive Board using as main variables the price of the products manufactured by the Company, price of naphtha, expected market growth, Gross Domestic Product (“GDP”), exchange variation, interest rate, inflation rate and fluctuations in the supply and demand of inputs and finished products are obtained from expert external consultants, historical performance and results of the Company and its capacity to generate taxable income, improvement in the utilization rates of the Company's plants based on market growth and internal programs focused on operational efficiency, specific incentives from the Brazilian government for the petrochemical sector in Brazil. The Company annually reviews the projection of taxable income. If this projection shows that the taxable income will not be sufficient to absorb the deferred tax, the corresponding portion of the asset that cannot be recovered is written off.

2)                                      Fair value of derivative and non-derivative financial instruments

The Company evaluates the derivative financial instruments at their fair value and the main sources of information are the stock exchanges, commodities and futures markets, disclosures of the Central Bank of Brazil and quotation services like Bloomberg and Reuters. Nevertheless the high volatility of the foreign exchange and interest rate markets in Brazil caused, in certain periods, significant changes in future rates and interest rates over short periods of time, leading to significant changes in the market value of swaps and other financial instruments. The fair values recognized in its financial statements may not necessarily represent the amount of cash that the Company would receive or pay upon the settlement of the transactions.

The fair values of non-derivative, quoted financial instruments are based on current bid prices. If the market for a financial asset and for unlisted securities is not active, the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models that make maximum use of market inputs and rely as little as possible on information provided by the Company’s Management.

3)                                      Useful life of assets

The Company recognizes the depreciation and depletion of its long-lived assets based on their useful life estimated by independent appraisers and approved by the Company’s technicians taking into consideration the experience of these professionals in the management of Braskem’s plants. The useful lives initially established by independent appraisers are reviewed at the end of every year by the Company’s technicians in order to check whether they need to be changed. In December 2013, this analysis concluded that the useful lives applied in 2013 should be maintained in 2014.

The main factors that are taken into consideration in the definition of the useful life of the assets that compose the Company’s industrial plants are the information of manufacturers of machinery and equipment, volume of the plants’ operations, quality of preventive and corrective maintenance and the prospects of technological obsolescence of assets.

The Company’s management also decided that (i) depreciation should cover all assets value because when the equipment and installations are no longer operational, they are sold by amounts that are absolutely immaterial; and (ii) land is not depreciated because it has an indefinite useful life.

4)                                      Impairment test for tangible and intangible assets

(a)                        Tangible and intangible assets with defined useful lives

On the balance sheet date, the Company makes an analysis to determine if there is evidence that the amount of long-lived tangible assets and intangible assets with defined useful lives will not be recoverable. This analysis is based on the business plan prepared and approved annually by the Management of the Company (Note 3.1).

For this test, the Company uses the cash flow that is prepared based on the Business Plan. The assets are allocated to the CGUs as follows:

Basic petrochemicals operating segment:

•                             CGU UNIB Bahia: represented by assets of the basic petrochemicals plants located in the state of Bahia;

•                             CGU UNIB South: represented by assets of the basic petrochemicals plants located in the state of Rio Grande do Sul;

•                             CGU UNIB Southeast: represented by assets of the basic petrochemicals plants located in the states of Rio de Janeiro and São Paulo;

Polyolefins operating segment:

•                             CGU Polyethylene: represented by assets of the PE plants located in Brazil;

•                             CGU Polypropylene: represented by assets of the PP plants located in Brazil;

•                             CGU Renewables: represented by the Green PE plant located in Brazil;

Vinyls operating segment:

•                             CGU Vinyls: represented by assets of PVC plants and chloride soda located in Brazil;

International businesses operating segment:

•                             CGU Polypropylene USA: represented by assets of PP plants located in the United States;

•                             CGU Polypropylene Germany: represented by assets of PP plants located in Germany;

Chemical Distribution operating segment:

•                             represented by assets of the subsidiaries Quantiq and IQAG.

5)                                      Provisions and contingent liabilities

The contingent liabilities and provisions that exist at the Company are mainly related to discussions in the judicial and administrative spheres arising from primarily labor, pension, civil and tax lawsuits and administrative procedures.

Braskem’s Management, based on the opinion of its external legal advisors, classifies these proceedings in terms of probability of loss as follows:

Probable loss – these are proceedings for which there is a higher probability of loss than of a favorable outcome, that is, the probability of loss exceeds 50%. For these proceedings, the Company recognizes a provision that is determined as follows:

(i)    labor claims – the amount of the provision corresponds to the amount to be disbursed as estimated by the Company’s legal counsels;

(ii)  tax claims - the amount of the provision corresponds to the value of the matter plus charges corresponding to the variation in the Selic rate; and

(iii) other claims – the amount of the provision corresponds to the value of the matter.

Possible loss – these are proceedings for which the possibility of loss is greater than remote. The loss may occur, however, the elements available are not sufficient or clear to allow for a conclusion on whether the trend is for a loss or a gain. In percentage terms, the probability of loss is between 25% and 50%. In business combination transactions, the Company records the fair value of the claims based on the assessment of loss. The amount of the provision corresponds to the value of the matter, plus charges corresponding to the variation in the Selic rate, multiplied by the probability of loss.

Remote loss – these are proceedings for which the risk of loss is small. In percentage terms, this probability is lower than 25%. For these proceedings, the Company does not recognize a provision nor does it disclose them in a note to the financial statements.

The Company’s management believes that the estimates related to the outcome of the proceedings and the possibility of future disbursement may change in view of the following: (i) higher courts may decide in a similar case involving another company, adopting a final interpretation of the matter and, consequently, advancing the termination of the of a proceeding involving the Company, without any disbursement or without implying the need of any financial settlement of the proceeding; and (ii) programs encouraging the payment of the debts implemented in Brazil at the Federal and State levels, in favorable conditions that may lead to a disbursement that is lower than the one that is recognized in the provision or lower than the value of the matter.

10.6 – Internal controls related to the preparation of financial statements – Level of efficiency and deficiencies and recommendations in the auditor’s report.

(a) Comments on the efficiency of internal controls indicating any imperfections and the corrective measures taken.

The Management of the Company, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), is responsible for establishing and maintaining adequate internal controls related to the financial statements, as defined in the article 13a-15 (f) of the Exchange Act of the United States of America (“Exchange Act”).

The internal controls of a company related to the financial statements are processes developed to provide reasonable comfort regarding the reliability and preparation of the financial statements for disclosure purposes, according to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The internal controls of the Company over its financial statements include the policies and procedures that (i) are related to the maintenance of the records that, in reasonable detail, reflect precisely and adequately the transactions and destination of the assets of the Company, (ii) provide reasonable comfort that the transactions are recorded as necessary to enable the adequate disclosure of the financial statements in accordance with IFRS, and that the receipts and payments of the Company are made solely in accordance with the permissions given by the Management and Directors of the Company, and (iii) provide reasonable comfort regarding timely prevention or detection of the unauthorized acquisition, use or destination of the assets of the Company, which could have a relevant effect on the financial statements.

Due to their inherent limitations, internal controls over financial statements may neither prevent nor detect errors. Similarly, projections of an assessment of the efficiency of the internal control for future periods are subject to the risk that these controls may became inadequate due to changes in the conditions, or that the level of adherence to the policies and procedures will deteriorate.

The Management of the Company assessed the effectiveness of the internal controls of the Company over the financial statements in December 31, 2013, according to the criteria established in the rule Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission, and, based on these criteria, the Management of the Company concluded that, as of December 31, 2013, the internal controls of the Company over the financial statements were effective.

(b) Comments on deficiencies and recommendations regarding internal controls contained in the report of the independent auditors.

No deficiencies or recommendations regarding the internal controls of the Company were identified in the report of the independent auditor.

10.7 Officer’s comments on any public offering of securities

In fiscal years 2013, 2012 and 2011, the Company did not carry out any offers for the public distribution of securities.

10.8 Important items not stated in the Company’s financial statements (off-balance-sheet items)

There are no relevant items that are not reflected in the financial statements of the Company.

10.9 Information regarding items not stated in the financial statements indicated in item 10.8

As indicated in item 10.8 in this Form, there are no relevant items that are not reflected in the financial statements of the Company.

10.10 Major elements in the Company’s business plan

(a) Elements in the Company’s business plan related to investments and divestitures forecast and underway

Investment and divestment decisions taken by the Company are based on prioritizing projects that not only provide returns above their cost of capital, but that also generate high paybacks and are aligned with the business strategy of the Company.

For 2014, total investment is estimated at R$2.7 billion, of which (i) 25% will be allocated to building the new petrochemical complex in Mexico; and (ii) 60% allocated to the maintenance, improving asset productivity and reliability, which includes the scheduled maintenance shutdowns at the Rio Grande do Sul and São Paulo crackers. The remainder will be allocated to other ongoing projects, such as the conversion of one of the polyethylene production lines in Bahia to increase its capacity to produce metallocene-based LLDPE; the studies related to COMPERJ and to the production, in Camaçari, Bahia, of styrenics specialties and copolymers of acrylonitrile butadiene styrene (ABS) and styrene-acrylonitrile (SAN); and conclusion of construction on the pipeline for the future supply of propylene to the acrylics complex in Bahia.

Investments

Braskem, as part of its medium- and long-term growth plan and in line with its strategy to diversify its energy matrix and increase its competitiveness by gaining access to feedstocks at competitive conditions, installed certain projects, which include:

▪  Mexico Project

Aligned with the strategy of expanding internationally and gaining access to competitive feedstocks, the integrated project in Mexico, in which Braskem and IDESA hold interests of 75% and 25%, respectively continue to advance, reaching physical completion of 58% at the end of 2013. Located in the Mexican state of Veracruz at the southern end of the Gulf of Mexico, the Ethylene XXI Project involves the production of around 750 kton of high-density polyethylene and 300 kton of low-density polyethylene using ethane as feedstock, and is based on an ethane supply agreement with PEMEX-Gás for delivery of 66,000 barrels/day for 20 years based on the Mont Belvieu reference price.

Fixed investment is estimated at US$3.2 billion, with total investment (including CAPEX, inflation, contingencies, interest expenses and working capital) projected at around US$4.5 billion. The project is financed under a project finance model (70% debt and 30% equity) in which the debt will be repaid exclusively using the project’s own cash flow and the shareholders contribute a limited amount of capital to provide for any cost overruns (i.e., limited recourse project finance). This financing structure includes guarantees typical to transactions of this type, such as assets, receivables, cash generation and other rights from the project. The project finance structure was concluded in December 2012, with the execution of the main financing agreements in the aggregate amount of US$3.2 billion (70% of the total investment). Seven institutions participated in the debt structure, including two export agencies (Canada and Italy), two multilateral credit agencies (IFC and IADB) and three development banks (Brazil and Mexico). Ten commercial banks also extended financing with security provided by SACE or through B Loans from the International Finance Corporation (IFC) and the Inter-American Development Bank (IADB).

In 2013, the subsidiary Braskem-Idesa withdrew two installments of the project finance in the aggregate amount of US$2,031 million. A portion of these funds was used to reimburse the injections advanced by the shareholders, which in the case of Braskem amounted to US$649 million.

The Engineering, Procurement and Construction (EPC) phase, which began in January 2012, reached 58% completion at the end of 2013, as already mentioned. The key accomplishments in 2013 were: (i) achievement of 94.2% progress in the engineering detailing; (ii) acquisition of all of the remaining equipment and 75% of materials; (iii) start of electro-mechanical assembly, with the arrival on site of the main pieces of equipment and materials; (iv) expanding the pre-marketing activities for selling products in the local market; and (v) the hiring of some 400 people, including engineers, industrial workers and maintenance technicians, who will be trained and prepared to manage the future industrial operation.

The challenges for 2014 include: (i) receiving the remaining materials and equipment to complete the works, such as gas and steam turbines for power generation, pumps, compressors, pressure vessels and transformers; (ii) achieving progress on the electro-mechanical assembly activities; (iii) expanding the number of active clients, with a resulting increase in the volume of resin imports for resale and the structuring of the sales and logistics teams to support the growing pre-marketing demands; and (iv) continuous training of the Team Members who will run the future industrial operation.

▪  Comperj Petrochemical Project

An initiative to help structure the industry's future in Brazil, the Rio de Janeiro Petrochemical Complex (COMPERJ) also aims to boost the Company’s competitiveness by using natural gas as feedstock, since its production in Brazil is expected to increase with the country's exploration of its pre-salt oil deposits. The project, which is still in the study phase, aims to meet the growing demand in Brazil, add value to the country’s natural resources and support its industrialization process.

▪  Other projects under development

In keeping with its strategy of adding value to cracker streams, in October 2013, Braskem announced the signing of a memorandum of understanding with Styrolution to assess the possibility of forming a joint venture in Brazil. The objective is to analyze the economic feasibility of installing a plant with annual production capacity of 100 kton of styrenics specialties and the copolymers acrylonitrile butadiene styrene (ABS) and styrene acrylonitrile (SAN) to replace imports of these products.

Also in Brazil, Braskem has been investing to adapt to the future supply of propylene to the Basf acrylics complex, the supply infrastructure for which is currently under construction at the complex in Camaçari, Bahia.

The Company also has projects in less advanced phases in Peru, Bolivia and Venezuela.

Sources of financing for investments

The Company strives to meet its investments plan, prioritizing credit lines contracted with official agents (including financial institutions of support), both national and international (such as those described in item 10.1(f) of this Form in sub-item “loans with BNDES to support development”), since in general these agents offer more favorable terms for the Company.

Investments that cannot be financed by these sources will be financed by (i) cash flow from the Company's operating activities, or by (ii) other sources such as loans and financing (such as those described in all sub-items of item 10.1(f) of this Form).

Election of Member of the Fiscal Board

(required by article 10 of ICVM No. 481 – items 12.6 to 12.10 of the Reference Form)

12.6 / 8 – Composition and professional experience of management and Fiscal Board

Name	Age	Management body	Election date	Term of office
CPF	Profession	Elective position	Date of investiture	Elected by parent
Other positions and duties in the issuer

CARLOS JOSE FADIGAS DE SOUZA FILHO	44	He is a member of the Executive Office only	08/13/2012	3 YEARS
566.401.705-82	BUSINESS ADMINISTRATOR	10 - Chief Executive Officer	08/13/2012	Yes
The officer does not hold other positions or perform other duties in the Company.

DECIO FABRICIO ODDONE DA COSTA	53	He is a member of the Executive Office only	08/13/2012	3 YEARS
449.112.110-91	ENGINEER	Officer	08/13/2012	Yes
The officer does not hold other positions or perform other duties in the Company.

EDMUNDO JOSE CORREIA AIRES	55	He is a member of the Executive Office only	08/13/2012	3 YEARS
607.165.097-68	CHEMICAL ENGINEER	Officer	08/13/2012	Yes
The officer does not hold other positions or perform other duties in the Company.

LUCIYEAR NITRINI GUIDOLIN	41	He is a member of the Executive Office only	08/13/2012	3 YEARS
268.477.068-99	PRODUCTION ENGINEER	Officer	08/13/2012	Yes
The officer does not hold other positions or perform other duties in the Company.

GUSTAVO SAMPAIO VALVERDE	39	He is a member of the Executive Office only	12/11/2013	Up to the first Meeting of the Board of Directors, to be held after the 2015 AGM.
881.343.775-72	LAWYER	Officer	12/11/2013	Yes
The officer does not hold other positions or perform other duties in the Company.

MARIO AUGUSTO DA SILVA	37	He is a member of the Executive Office only	06/21/2013	Up to the first Meeting of the Board of Directors, to be held after the 2015 AGM.
925.760.875-15	BUSINESS ADMINISTRATOR	12 - Investor Relations Officer	07/01/2013	Yes
The officer does not hold other positions or perform other duties in the Company.

MARCELO DE OLIVEIRA CERQUEIRA	48	He is a member of the Executive Office only	10/21/2013	Up to the first Meeting of the Board of Directors, to be held after the 2015 AGM.
509.945.144-68	CHEMICAL ENGINEER	12 - Officer	10/21/2013	Yes
The officer does not hold other positions or perform other duties in the Company.

JOSE CARLOS CONSENZA	63	He is a member of the Board of Directors only	03/26/2014	2 YEARS
222.066.200-49	CHEMICAL ENGINEER	21 – Vice-Chairman of the Board of Directors	03/26/2014	No
The director does not hold other positions or perform other duties in the Company

ALFREDO LISBOA RIBEIRO TELLECHEA	57	He is a member of the Board of Directors only	03/26/2014	2 YEARS
296.191.810-34	CIVIL ENGINEER	22 - Board of Directors (Active Member)	03/26/2014	Yes

PAULO OLIVEIRA LACERDA DE MELO	61	He is a member of the Board of Directors only	03/26/2014	2 YEARS
069.488.394-87	CIVIL ENGINEER	23 - Board of Directors (Alternate Member)	03/26/2014	Yes
The director does not hold other positions or perform other duties in the Company

MAURO MOTTA FIGUEIRA	42	He is a member of the Board of Directors only	03/26/2014	2 YEARS
115.134.858-90	PRODUCTION ENGINEER	23 - Board of Directors (Alternate Member)	03/26/2014	Yes
The director does not hold other positions or perform other duties in the Company

ALMIR GUILHERME BARBASSA	67	He is a member of the Board of Directors only	03/26/2014	2 YEARS
012.113.586-15	ECONOMIST	22 - Board of Directors (Active Member)	03/26/2014	No
The director does not hold other positions or perform other duties in the Company

ALVARO FERNANDES DA CUNHA FILHO	65	He is a member of the Board of Directors only	03/26/2014	2 YEARS
030.495.905-72	CIVIL ENGINEER	22 - Board of Directors (Active Member)	03/26/2014	Yes
The director does not hold other positions or perform other duties in the Company

DANIEL BEZERRA VILLAR	42	He is a member of the Board of Directors only	03/26/2014	2 YEARS
024.449.667-67	CIVIL ENGINEER	23 - Board of Directors (Active Member)	03/26/2014	Yes
The director does not hold other positions or perform other duties in the Company

ANDREA DAMIANI MAIA DE ANDRADE	42	She is a member of the Board of Directors only	03/26/2014	2 YEARS
245.431.308-12	LAWYER	22 - Board of Directors (Alternate Member)	03/26/2014	No
The director does not hold other positions or perform other duties in the Company

ANTONIO APARECIDA DE OLIVEIRA	53	He is a member of the Board of Directors only	03/26/2014	2 YEARS
370.844.456-68	MECHANICAL ENGINEER	23 - Board of Directors (Alternate Member)	03/26/2014	No
The director does not hold other positions or perform other duties in the Company

ARAO DIAS TISSER	38	He is a member of the Board of Directors only	03/26/2014	2 YEARS
879.023.036-15	CIVIL ENGINEER	23 - Board of Directors (Alternate Member)	03/26/2014	No
The director does not hold other positions or perform other duties in the Company

JAIRO ELIAS FLOR	50	He is a member of the Board of Directors only	03/26/2014	2 YEARS
407.391.209-72	BUSINESS ADMINISTRATOR	23 - Board of Directors (Alternate Member)	03/26/2014	Yes
The director does not hold other positions or perform other duties in the Company

CLAUDIO MELO FILHO	46	He is a member of the Board of Directors only	03/26/2014	2 YEARS
358.882.885-00	BUSINESS ADMINISTRATOR	23 - Board of Directors (Alternate Member)	03/26/2014	Yes
The director does not hold other positions or perform other duties in the Company

LUIZ DE MENDONÇA	50	He is a member of the Board of Directors only	03/26/2014	2 YEARS
063.523.448-36	MECHANICAL ENGINEER	22 - Board of Directors (Alternate Member)	03/26/2014	Yes
The director does not hold other positions or perform other duties in the Company

MARCELA APARECIDA DREHMER ANDRADE	45	She is a member of the Board of Directors only	03/26/2014	2 YEARS
515.029.505-10	BUSINESS ADMINISTRATOR	22 - Board of Directors (Active Member)	03/26/2014	Yes
The director does not hold other positions or perform other duties in the Company

JOSE DE FREITAS MASCARENHAS	72	He is a member of the Board of Directors only	03/26/2014	2 YEARS
000.630.535-00	CIVIL ENGINEER	23 - Board of Directors (Alternate Member)	03/26/2014	Yes
The director does not hold other positions or perform other duties in the Company

MARCELO BAHIA ODEBRECHT	45	He is a member of the Board of Directors only	03/26/2014	2 YEARS
487.956.235-15	CIVIL ENGINEER	22 – Chairman of the Board of Directors	03/26/2014	Yes
The director does not hold other positions or perform other duties in the Company

NEWTON SÉRGIO DE SOUZA	60	He is a member of the Board of Directors only	03/26/2014	2 YEARS
261.214.417-04	LAWYER	22 - Board of Directors (Active Member)	03/26/2014	Yes
The director does not hold other positions or perform other duties in the Company

MAURICIO ROBERTO DE CARVALHO FERRO	47	He is a member of the Board of Directors only	03/26/2014	2 YEARS
371.505.961-34	LAWYER	23 - Board of Directors (Alternate Member)	03/26/2014	Yes
O conselheiro não exerce outros cargos na Companhia.

GUSTAVO TARDIN BARBOSA	52	He is a member of the Board of Directors only	03/26/2014	2 YEARS
720.925.307-63	CIVIL ENGINEER	23 - Board of Directors (Alternate Member)	03/26/2014	No
The director does not hold other positions or perform other duties in the Company

JOSE ALCIDES SANTORO MARTINS	59	He is a member of the Board of Directors only	03/26/2014	2 YEARS
892.522.258-20	CIVIL ENGINEER	22 - Board of Directors (Active Member)	03/26/2014	No
The director does not perform other duties in the Company

ROBERTO ZURLI MACHADO	58	He is a member of the Board of Directors only	03/26/2014	2 YEARS
600.716.997-91	CIVIL ENGINEER	22 - Board of Directors (Active Member)	03/26/2014	No
The director does not perform other duties in the Company

PATRICK HORBACH FAIRON	59	He is a member of the Board of Directors only	03/26/2014	2 YEARS
293.710.580-72	ELECTRONICS ENGINEER	22 - Board of Directors (Active Member)	03/26/2014	No
The director does not perform other duties in the Company

AFONSO CELSO FLORENTINO DE OLIVEIRA	42	Fiscal Board	03/26/2014	1 YEAR
874.220.506-91	ACCOUNTANT	46 – Member of the Fiscal Board (Alternate) Elected by the Controlling Company	03/26/2014	Yes
The member of the Fiscal Board does not hold other positions or perform other duties in the Company

ALUIZIO DA ROCHA COELHO NETO	41	Fiscal Board	03/26/2013	1 YEAR
031.525.087-94	ACCOUNTANT	43 - Member of the Fiscal Board (Active Member) Elected by the Controlling Company	03/26/2014	Yes
The member of the Fiscal Board does not hold other positions or perform other duties in the Company

LUIS GONZAGA DO MONTE TEIXEIRA	60	Fiscal Board	03/26/2014	1 YEAR
263.201.427-15	ACCOUNTANT	45 - Member of the Fiscal Board (Active Member) Elected by the Minority Shareholders	03/26/2014	No
The member of the Fiscal Board does not hold other positions or perform other duties in the Company

ISMAEL CAMPOS DE ABREU	59	Fiscal Board	03/26/2014	1 YEAR
075.434.415-00	ACCOUNTANT	43 - Member of the Fiscal Board (Active Member) Elected by the Controlling Company	03/26/2014	Yes
The member of the Fiscal Board does not hold other positions or perform other duties in the Company

TATIANA MACEDO COSTA REGO TOURINHO	35	Fiscal Board	03/26/2014	1 YEAR
951.929.135-00	BUSINESS ADMINISTRATOR	46 - Member of the Fiscal Board (Alternate) Elected by the Controlling Company	03/26/2014	Yes
The member of the Fiscal Board does not hold other positions or perform other duties in the Company

MIQUEIAS BEZERRA YESÕES	38	Fiscal Board	03/26/2014	1 YEAR
000.784.964-89	ACCOUNTANT	48 - Member of the Fiscal Board (Alternate) Elected by the Minority Shareholders	03/26/2014	No
The member of the Fiscal Board does not hold other positions or perform other duties in the Company

MARIA ALICE FERREIRA DESCHAMPS CAVALCANTI	54	Fiscal Board	03/26/2014	1 YEAR
544.152.507-00	CHEMICAL ENGINEEER	45 - Member of the Fiscal Board (Active Member) Elected by the Minority Shareholders	03/26/2014	No
The director does not hold other positions or perform other duties in the Company

CARLOS ALBERTO SIQUEIRA GOMES	49	Fiscal Board	03/26/2014	1 YEAR
771.775.767-20	ACCOUNTANT	48 - Member of the Fiscal Board (Alternate) Elected by the Minority Shareholders	03/26/2014	No
The director does not hold other positions or perform other duties in the Company

Professional experience / Statement of any convictions
CARLOS JOSE FADIGAS DE SOUZA FILHO – 566.401.705-82

Mr. Fadigas has worked in companies of the Odebrecht group since 1992, when he joined Odebrecht Química S.A. (“Odebrecht Química”) as an Investment Analyst. Between 1993 and 2002, he worked at OPP Petroquímica S.A. and Trikem S.A. (“Trikem”) as a Planning Manager and later as a Controlling Officer. He also worked at Construtora Norberto Odebrecht (“CNO”) as a Financial Manager from 2002 to 2004 and later as a Chief Financial Officer from 2004 to 2006. In December 2006, he became part of the Company as the Vice-President of Finance and Investor Relations. Mr. Fadigas worked as a Chief Executive Officer of Braskem America Inc. Except for the position of President of the Company and the other abovementioned positions, Mr. Fadigas does not or did not hold a management position in any publicly-held company. He holds a degree in Business Administration from the University of Salvador, with a MBA from the Institute for Management Development – IMD, Switzerland. The officer states that he has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

DECIO FABRICIO ODDONE DA COSTA - 449.112.110-91

Mr. Décio worked, between 2008 and May, 2010, as CEO of Petrobras Energia S.A. From 2004 to 2008, Mr. Décio was the Executive Manager of the Southern Cone of Petrobras, a company that indirectly holds interest higher than 5% of the same class of securities of the Company. Except for the position of Officer of the Company and the other abovementioned positions, Mr. Décio does not or did not hold a management position in any other publicly-held company. Mr. Décio holds a degree in Electrical Engineering from Universidade Federal do Rio Grande do Sul, he holds a postgraduate degree in Petroleum Engineering from Petrobras, took the Advanced Management Program at Harvard Business School and the Advanced Management Program at INSEAD, France.
The officer states that he has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

EDMUNDO JOSE CORREIA AIRES - 607.165.097-68

Mr. Edmundo worked, between 2008 and 2010, as a Private Equity Manager in Petrochemicals of Petrobras, a company that indirectly holds interest higher than 5% of the same class of securities of the Company. Mr. Edmundo has worked on Petrobras since 2001. He was an Active Member of the Board of Directors of FCC – Fábrica Carioca de Catalisadores S.A. from 2004 to 2008; of the Board of Directors of Petroquímica Triunfo S.A. ("Petroquímica Triunfo") from 2004 to 2008, where he acted as Chairman of the Board of Directors. He worked as an alternate member of the Company’s Board of Directors from August 2001 to March 2008 and as an Active Member of the Company’s Board of Directors between March 2008 and April 2010. Except for the position of Officer of the Company and the other abovementioned positions, Mr. Edmundo does not or did not hold a management position in any other publicly-held company. Mr. Edmundo holds a degree in Chemical Engineering from Escola Nacional de Química of Universidade Federal do Rio de Janeiro, specialized in Petrochemical Processing from CENPEQ/PETROBRAS and holds an MBA in Finance from COPPEAD.
The officer states that he has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

LUCIANO NITRINI GUIDOLIN - 607.165.097-68

Mr. Luciano Nitrini Guidolin assumed the Vice Presidency of Polyolefins of Braskem in March 2012. He joined Odebrecht Organization in 1994, working at Braskem as a Planning Officer and Marketing and Development Officer of the Vinyls Business Unit, as an Export Officer of the Polyolefin Plant, and as a Chief Commercial Officer of the PVC Plant. As of June 2007, he was a Corporate Officer of ETH Bioenergia, responsible for the Financial, Planning and IT departments. In January 2011, he assumed the Financial department of Odebrecht. Mr. Luciano Guidolin is a Production Engineer; he holds a degree in Engineering from Universidade de São Paulo and a MBA from Harvard Business School. The officer states that he has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

MARIO AUGUSTO DA SILVA - 925.760.875-15

Mr. Mario took office as an Investor Relations Executive Officer of the Company in July 2013. Mr. Mario worked in the Strategic Planning department of Braskem from 2001 to 2005. He also worked as a financial officer at Construtora Norberto Odebrecht, at Odebrecht Oil &Gas and, more recently, at Odebrecht Infraestrutura – America Latina. Except for the position of Investor Relations Officer of the Company and the other abovementioned positions, Mr. Mario does not or did not hold a managing position in any other publicly-held company. Mr. Mario holds a degree in Business Administration from Universidade de Salvador and a MBA from Harvard Business School, in the United States. The officer states that he has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

MARCELO DE OLIVEIRA CERQUEIRA - 509.945.144-68

Currently responsible for the Basic Petrochemicals Plant, Mr. Cerqueira has already worked at Braskem as the Person Responsible for the Vinyls Plant, Industrial Director of Vinyls and Production Manager of the PVC Plant (BA). He worked at Trikem in several positions, including in the Production Management for the PVC Plant (AL). At Companhia Petroquímica Camaçari, he worked as a Production, Logistics, Health, Safety and Environment – SSMA and Supplies Engineer. He initiated his career at Companhia Alcoolquímica Nacional and COPERBO (currently Lanxess), where he remained until 1989. He holds a degree in Chemical Engineering from Universidade de Pernambuco and holds an MBA in business management from GV.

GUSTAVO SAMPAIO VALVERDE - 881.343.775-72

Mr. Valverde assumed the Vice Presidency of the Legal department and Corporate Governance in December 2013. Between 2001 and 2002, he worked at OPP Petroquímica S.A. and subsequently at Construtora Norberto Odebrecht and CBPO Ingeniería de Venezuela. From 2009 to 2011, he worked as a Chief Legal Officer and, since 2011, he was responsible for the Legal department of Braskem America. Except for the position of Officer of the Company and the other abovementioned positions, Mr. Valverde does not or did not hold a management position in any other publicly-held company. Mr. Gustavo holds a degree in Law from Universidade Federal da Bahia and a master’s degree from Pontifícia Universidade Católica de São Paulo and from Columbia University. The officer states that he has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

MARCELA APARECIDA DREHMER ANDRADE - 515.029.505-10

Ms. Marcela Drehmer has held, since July 1, 2013, the position of Chief Financial Officer of Odebrecht S.A. and, from December 2010 to June 2013, the position of Vice-President of Planning, Finance and Investor Relations of Braskem. She worked as a member of the Board of Directors of Quattor Participações S.A. (“Quattor Participações”), Quattor Química S.A. (“Quattor Química”) and Rio Polímeros S.A. (“Riopol”) in 2010. She worked as a member of the Board of Directors of Borealis Brasil S.A from 2005 to 2006 and of Braskem Idesa SAPI from 2010 to 2013. From 2005 to May 2010, Ms. Marcela worked as a (non-statutory) Officer responsible for the financial department of the Company and, from 2002 to 2005, she worked as a Structured Transaction Manager. Except for the position of Investor Relation Executive Officer of the Company, Ms. Marcela does not or did not hold a management position in any other publicly-held company. Ms. Marcela holds a degree in Business Administration from Universidade de Salvador and a MBA in Finance from IBMEC of São Paulo. The officer states that she has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified her for the practice of any professional or business activity.

JOSE CARLOS CONSENZA - 222.066.200-49

Mr. José Carlos Cosenza is currently the Supply Officer of Petrobras, which he has joined in 1976, after working as General Manager of REPAR and General Manager of REPLAN. In the International area, he was a primary beneficiary of Petrobras Argentina and Petrobras Uruguai and worked as a Vice-President of the project for expansion of the Pasadena Refinery in the United States. In Rio de Janeiro, he assumed the Executive Management of Supply and Refining. He is currently the Supply Officer of Petrobras. Mr. José Carlos is a Processing Engineer; he holds a degree in Chemical Engineering from Universidade Federal do Rio Grande do Sul. The director states that he has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

ALFREDO LISBOA RIBEIRO TELLECHEA - 296.191.810-34

Mr. Alfredo was responsible for the Polyolefin plant of the Company from 2008 to 2009. Mr. Alfredo previously held several positions at the Ipiranga Group, including the Superintendence of the Distributor of Ipiranga Petroleum By-Products from 2002 to 2006; the Superintendence of Ipiranga Petroquímica from 2006 to 2007; and the presidency of Copesul – Companhia Petroquímica do Sul from 2007 to 2008 (“Copesul”). Mr. Alfredo holds a degree in Civil Engineering from Pontifícia Universidade Católica of Rio Grande do Sul – PUC/RS and a postgraduate degree in Marketing from Escola Superior de Propaganda e Marketing – ESPM. The director states that he has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

PAULO OLIVEIRA LACERDA DE MELO - 069.488.394-87

Mr. Paulo has been the Chief Executive Officer of CNO since 2009. He has started its activities in Odebrecht Organization in 1973 as a trainee. Mr. Paulo had several executive duties and worked in the board of directors of Odebrecht’s subsidiaries and affiliates. Mr. Paulo was previously the Managing Officer of Odebrecht Angola from 1988 to 1992. He was also the Chief Executive Officer of SLP-Engineering from 1992 to 1996 in the United Kingdom and the President of Tenenge from 1993 to 1996, as well as the Vice-President of CNO from 1997 to 2009. Except for the position of member of the Company’s Board of Directors, Mr. Paulo does not hold a management position in any other publicly-held company. Mr. Paulo holds a degree in Civil Engineering from Escola Politécnica de Pernambuco. The director states that he has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

MAURO MOTTA FIGUEIRA - 115.134.858-90

Mr. Mauro joined the Odebrecht group in 2010 and is currently the Financial Planning Officer of Odebrecht. Mr. Mauro held the position of Senior Manager at Monitor Group do Brasil Ltda. – Global Strategic Consultancy Company from 2008 to 2010 and the position of Marketing Controller at Janssen Cilag Farmacêutica Ltda. – the pharmaceutic division of the Johnson & Jonhson Group – in 2007. Except for the position held at the Company, Mr. Mauro does not hold a management position in any other publicly-held company. Mr. Mauro holds a degree in Production Engineering from Escola Politécnica de São Paulo, USP and a MBA from University of Virginia Darden School of Business (UVA). The director states that he has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

ALMIR GUILHERME BARBASSA - 012.113.586-15

Mr. Almir is the Chief Financial Officer and Investor Relations Executive Officer of Petrobras, a company that directly holds interest higher than 5% of the same class of securities of the Company. He has held the position of executive manager at Petrobras since 2005. Mr. Almir previously held several financial and planning positions within Petrobras. Except for the position of member of the Company’s board of directors, Mr. Almir does not hold a management position in any other publicly-held company. Mr. Almir holds a degree in Economics from Fundação Getúlio Vargas of Rio de Janeiro and a Master’s degree in Economics also from Fundação Getúlio Vargas of Rio de Janeiro, concluded in 1973.The director states that he has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

ALVARO FERNANDES DA CUNHA FILHO - 030.495.905-72

Mr. Álvaro is the president of Valora, a group comprised of Valora Gestão e Negócios Ltda.; Valora Gestão de Investimentos Ltda.; Valora Performa Gestão e Negócios Ltda.; and Valora Assessoria em Operações Financeiras Ltda. Mr. Álvaro worked as the Vice-President of the Board of Directors of Norquisa Química S.A., a company that indirectly holds interest higher than 5% of the same class of securities of the Company (“Norquisa”), from 1997 to 1999. Mr. Álvaro also worked as the Vice-President of Odebrecht Química S.A., a company of the same economic group of the Company (“Odebrecht Química”), from 1995 to 1998. In 1993, Mr. Álvaro worked as the Executive Vice-President of Unipar – União de Indústrias Petroquímicas S.A (“Unipar”), representing the Odebrecht group (as strategic shareholder of Unipar). Mr. Álvaro was the Chief Investment Officer for Petrochemicals at Odebrecht from 1987 to 1993. Mr. Álvaro holds a degree in Civil Engineering and a Master’s degree in Economics from Universidade Federal da Bahia.
The director states that he has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

ANDREA DAMIANI MAIA DE ANDRADE - 245.431.308-12

In the last 5 years, Ms. Andrea has worked as an employee of Petrobras, a company that directly holds interest higher than 5% of the same class of securities of the Company. She was an alternate member of the Board of Directors of BRK, direct parent of the Company. Except for the position of alternate member of the Company’s Board of Directors, Ms. Andrea does not or did not hold a management position in any other publicly-held company. Ms. Andrea holds a degree in Law from Universidade de São Paulo and a postgraduate degree in Competition Law from Fundação Getúlio Vargas of Rio de Janeiro. The director states that she has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified her for the practice of any professional or business activity.

ANTONIO APARECIDA DE OLIVEIRA - 370.844.456-68

Mr. Antônio has been an employee of Petrobras since 1987, a company that directly holds interest higher than 5% of the same class of securities of the Company. In Petrobras, he held several technical, executive, and managing positions and is currently the Private Equity Manager in Petrochemicals. Between 1999 and 2003, he worked as Corporate and Planning Superintendent of the Brazilian Funding Authority for Studies and Projects – FINEP, a governmental entity linked to the Ministry of Science and Technology. Between September 2006 and July 2008, Mr. Antônio worked as a member of the Board of Directors of Companhia Integrada Têxtil de Pernambuco – CITEPE. From October 2007 to June 2008, he was a member of the Board of Directors of IPQ. Between June 2008 and April 2010, Mr. Antônio was a member of the Board of Directors of Braskem Petroquímica S.A. (current corporate name of Quattor Petroquímica S.A.). He also worked as a member of the Board of Directors of Braskem QPar S.A (current corporate name of Quattor Participações S.A.). Except for the position of alternate member of the Company’s Board of Directors and the other abovementioned positions, Mr. Antônio does not hold a management position in any other publicly-held company. Mr. Antônio holds a degree in Engineering from Universidade Federal de Minas Gerais and a Master’s degree in Business Administration from Universidade Federal do Rio de Janeiro. He undertook executive development courses in University Of Pennsylvania – The Wharton School, in Harvard Business School, and in Northwestern University – Kellogg School of Management, in addition to other specializations in management and oil industry. The director states that he has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

ARAO DIAS TISSER - 879.023.036-15

Mr. Arão has worked, since May 2008, as Coordinator of the Private Equity Management in Petrochemicals of Petrobras, a company that directly holds interest higher than 5% of the same class of securities of the Company. He was an alternate member of the Board of Directors of BRK. Still in Petrobras, from October 2004 to May 2008, Mr. Arão worked as Coordinator of the Private Equity Management in Petrochemical Plants and, from February 2001 to October 2004, he worked in the Naphtha and Industrial Raw Material Commercial Management. Between April 2008 and July 2008, he worked as an alternate member of the Board of Directors of Petroquímica Paulínia S.A. Except for the position of alternate member of the Company’s Board of Directors, Mr. Arão does not hold a management position in any other publicly-held company. Mr. Arão holds a degree and a postgraduate degree in Civil Engineering from Universidade Federal do Rio de Janeiro and a Master of Laws (LLM) degree in Corporate and Tax Law from IBMEC of Rio de Janeiro. The director states that he has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

CLAUDIO MELO FILHO - 358.882.885-00

Mr. Cláudio is the Vice-President of Institutional Political Relations of Odebrecht. Mr. Cláudio worked as a Financial Manager and Contracting Officer in several projects of CNO in Brazil and Angola from 1990 to 2004. He is also an Alternate of the director of ETH Investimentos S/A. and Foz do Brasil. Active Member of the Board of Directors of Concessionária Bahia Norte S/A. and Fonte Nova Negocio e Participações S/A. Except for the position of director of the Company, Mr. Cláudio does not hold a management position in any other publicly-held companies. Mr. Cláudio holds a degree in Business Administration from Universidade de Brasília and a postgraduate degree in Financial Management from Fundação Getúlio Vargas. The director states that he has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

LUIZ DE MENDONÇA - 063.523.448-36

Mr. Luiz has been the Chief Executive Officer of ETH since March 2012. Mr. Luiz previously had several executive duties and worked as a director at the Company’s subsidiaries and affiliates. In July 2002, Mr. Luiz joined the Company as Vice-President, being responsible for leading the Polyolefin Business Unit and the departments of production, innovation, technology, marketing and commercialization of polyethylene, polypropylene, and PET. In August 2008, he assumed the Basic Petrochemicals Business of the Company and, in 2009, as Executive Vice-President, he was responsible for the Polymer Plant. In January 2010, he assumed the Presidency of Braskem Petroquímica S.A. and Braskem QPar S.A. In March 2011, he assumed the Presidency of Braskem America Finance Company (“Braskem Finance”) and Braskem America Inc. (“Braskem America”) and the Vice Presidency of the International Business Unit of the Company. He has always worked in the operational departments and also worked in France, China, United States, and Brazil, at the Rhodia/Rhône-Poulenc Group, and he assumed the Vice Presidency of Rhodia EUA in 2001, being part of the Group Operating Committee. Except for the position of director of the Company, Mr. Luiz does not hold a management position in any other publicly-held companies. Mr. Luiz holds a degree in Production Engineering from Escola Politécnica of Universidade de São Paulo and a MBA from Insead/France. The director states that he has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

JOSE DE FREITAS MASCARENHAS - 000.630.535-00

Mr. José Mascarenhas has worked, since September 2001, as an Executive Officer of Odebrecht, a company that indirectly holds interest higher than 5% of the same class of securities of the Company. He also worked as a member of the Board of Directors of BRK, direct parent of the Company. Additionally, he has worked as Vice-President of the Brazilian National Confederation of Industry since 1995 and as President of the Federation of Industries of the State of Bahia since 2010, position which he had already held from 1992 to 2002. He previously had several duties within Odebrecht Organization. Except for the position of member of the Company’s Board of Directors, Mr. José Mascarenhas does not or did not hold a management position in any other publicly-held company. Mr. José Mascarenhas holds a degree in Civil Engineering from Universidade Federal da Bahia. The director states that he has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

MARCELO BAHIA ODEBRECHT - 487.956.235-15

Mr. Marcelo is the president of Odebrecht S.A., indirect parent of the Company (“Odebrecht”), and Construtora Norberto Odebrecht S.A., a company of the same economic group of the Company (“CNO”). In addition, he has also worked as the Vice-President of the Brazilian Association of Infrastructure and Basic Industries since 2005 and has been a member of the Board of Directors of the Superior Chamber of Commerce since 2005, the Vice-President of the Superior Infrastructure Council of the Federation of Industries of the State of São Paulo – FIESP since 2004 and a member of the Superior Strategic Council of FIESP since 2003. Except for the position held in the Company, Mr. Marcelo does not hold a management position in any other publicly-held company. Mr. Marcelo holds a degree in Civil Engineering from Universidade Federal da Bahia and a MBA from IMD Business School, Lausanne, Switzerland. The director states that he has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

NEWTON SÉRGIO DE SOUZA - 261.214.417-04

Mr. Newton has been the Deputy Chief Executive Officer of the legal department of Odebrecht and also the executive officer of Norquisa since 2003, as well as an Officer of OSP. He is also a director of ETH and Foz do Brasil. Mr. Newton previously had several executive duties and worked as a director at Odebrecht’s subsidiaries and affiliates. Mr. Newton was the chairman of the board of directors of Companhia de Concessões Rodoviárias – CCR (publicly-held company). He was also a visiting attorney at Dechert, Price & Rhoads (Philadelphia), senior attorney at Pinheiro Neto Advogados from 1976 to 1982, and senior attorney in Latin America and Caribbean at the World Bank (Washington) from 1982 to 1987. Except for the position of director of the Company, Mr. Newton does not hold a management position in any other publicly-held companies. Mr. Newton holds a degree in Law from Pontifícia Universidade Católica of Rio de Janeiro and a LLM degree from University of Pennsylvania. The director states that he has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

MAURICIO ROBERTO DE CARVALHO FERRO - 371.505.961-34

Mr. Maurício has held, since December 2013, the position of legal responsible at Odebrecht S.A. and was an Officer at Braskem between 2001 and 2013. He also worked as an alternate member of the Board of Directors of Cetrel S.A. (“Cetrel”). He worked as a member of the Board of Directors of Ipiranga Petroquímica S.A. (“IPQ”) between April 2007 and July 2008 and of Companhia Petroquímica do Sul (“Copesul”) between April 2007 and July 2008. He was also an alternate member of the Board of Directors of Politeno Indústria e Comércio S.A. (“Politeno”) between February 2002 and April 2003 and Vice-Chairman of the Board of Directors of Politeno between April 2003 and April 2005; he was an alternate member of the Board of Directors of Petroflex Indústria e Comércio S.A. (“Petroflex”) between October 2002 and April 2008, date of sale of the Company’s interest. He was also a member of the Board of Directors of Trikem from 2003 to 2004; an alternate member of the Board of Directors of Nitrocarbono S.A. (“Nitrocarbono”); and a member of the Board of Directors of Polialden Petroquímica S.A. (“Polialden”) between 2001 and 2006, when it was incorporated to the Company. Except for the position of Officer of the Company and the other abovementioned positions, Mr. Maurício does not or did not hold a managing position in any other publicly-held company. Mr. Maurício holds a degree in Law from Pontifícia Universidade Católica of Rio de Janeiro and a Master’s degree from University of London and London School of Economics.
With respect to any convictions of any of the managers and/or members of the Fiscal Board in the last 5 years, we inform that: (i) there is currently an administrative proceeding under procedural progress with the Office of Attorney-General of the National Treasury (case No. 11,958), through which CVM challenges Mr. Maurício Roberto de Carvalho Ferro, together with other defendants, for irregularities in the appraisal report of the net equity of the Company and Trikem. The proceeding, originally under procedural progress with CVM under No. 08/05, was judged on December 12, 2007, with the application of a warning penalty to such officers of the Company for breach of art. 264 of Law No. 6,404/76 and item VI of paragraph 1 of article 2 of CVM Ruling 319/99 and absolution for the remaining charges imposed. The mandatory review of CVM against such absolutions is being currently reviewed by the Appeals Council of the National Financial System – CRSFN; (ii) with respect to the managers and/or members of the Fiscal Board, there was no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM, except for the referred to in item (i) above; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

GUSTAVO TARDIN BARBOSA - 720.925.307-63

Mr. Gustavo has held, since 2011, the position of Finance Executive Manager of Petrobras, a company that directly holds interest higher than 5% of the same class of securities of the Company. He previously held the position of Financial Manager of Petrobras America Inc. (PAI) and was an alternate member of the Board of Directors of BRK. Mr. Gustavo holds a degree in Civil Engineering from Pontifícia Universidade Católica of Rio de Janeiro and a postgraduate degree in Corporate Finance from London Business School and in Advanced Management from Wharton School. The director states that he has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

JOSE ALCIDES SANTORO MARTINS - 892.522.258-20

Mr. José Alcides is the Gas and Energy Officer of Petrobras, position he assumed in February 2012. Up to this date, he has held the position of Executive Manager for Operations and Participation in Energy since November 2008. With a 32-year experience at Petrobras, José Alcides has held several management positions, in addition to being a member of the Board of Directors of several subsidiaries of Petrobras. He was also the Chief Technology Officer at Centro de Tecnologias do Gás e Energia Renováveis – CTGAS-ER from February 2004 to May 2005 and the Oil, Gas and Biofuels Officer of Empresa de Pesquisa Energética – EPE between May 2005 and June 2006. José Alcides holds a degree in Civil Engineering from Universidade de São Paulo – USP and postgraduate degrees in Geotechnics from PUC-Rio and in Energy Systems Planning from Unicamp. The director states that he has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

ROBERTO ZURLI MACHADO - 600.716.997-91

Mr. Roberto Zurli Machado has held, since June 2011, the position of Officer of the Infrastructure, Structuring of Projects and Basic Input Departments at the Brazilian National Bank for Economic and Social Development – BNDES, which he joined, through a public exam, in the position of Engineer, in December 1984. Still at BNDES, he held, from 1987 to 2006, the position of Manager, Head of Department for the transportation, logistics and telecommunications departments and, from 2006 to 2011, the position of Superintendent of the Basic Input Department, working in the fields of mining, steel, chemical and petrochemical, pulp and paper, oil and gas and its production chain. Finally, Mr. Roberto Zurli Machado worked in technical consultancy services for transportation projects at Enefer Consultoria e Projetos Ltda. from 1980 to 1984. Mr. Roberto Zurli Machado holds a degree in Civil Engineering from PUC/RJ and a Master’s degree in Production Engineering from PUC/RJ. The director states that he has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

DANIEL BEZERRA VILLAR - 024.449.667-67

Mr. Daniel Villar has held, since 2012, the position of Managing Officer at Odebrecht Realizações Imobiliárias and, in 2011, held the position of Managing Officer at Odebrecht Realizações S.A., in Bairro Novo, Brazil. From 2008 to 2010, he worked as the Managing Officer at Construtora Norberto Odebrecht S.A., in Libya. Mr. Daniel Villar does not hold a management position in any other publicly-held company. Mr. Daniel Villar holds a degree in Civil Engineering from PUC-RJ since 1995. The director states that he has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

JAIRO ELIAS FLOR - 407.391.209-72

Mr. Jairo Elias Flor has held, since August 2012, the position of People and Organization Officer at Odebrecht S.A. and has worked, since April 2013, as Director of Odebrecht Latinvest S.A. and Odebrecht Transport Participações S.A. He held, from October 2002 to July 2012, the position of Chief Administrative Officer and Chief Financial Officer of Construtora Norberto Odebrecht S/A. Mr. Jairo Flor does not hold a management position in any other publicly-held company. Mr. Jairo Flor holds a degree in Business Administration from Universidade Estadual de Ponta Grossa, in Paraná, and in Economics from UNIPAR, in Paraná. He is specialized in Administration from Universidade Mackenzie and holds a MBA in Business Management from IBMEC/RJ. The director states that he has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

PATRICK HORBACH FAIRON - 293.710.580-72

Mr. Patrick has held, since July 2012, the position of Petrochemical Supply Executive Manager at Petrobras and worked, from 2004 to 2010, as an Officer of Petroquisa and as the Private Equity Manager of Petrobras. He was also a member of the Board of Directors of Companhia Petroquímica de Pernambuco, Nova Petroquímica, Quattor Participações S.A., and Refap S.A. He worked as a member of the Company’s Board of Directors from 2005 to 2007 and as a member of the Board of Directors of Copesul from 2005 to 2008. He also acted as an Officer of the Company from 2010 to 2012. Mr. Patrick does not hold a management position in any other publicly-held company. Mr. Patrick holds a degree in Electronic Engineering from Universidade Federal do Rio de Janeiro and a MBA in Finance from COPPEAD and concluded the Advanced Management Program from INSEAD, in France. The director states that he has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

AFONSO CELSO FLORENTINO DE OLIVEIRA - 874.220.506-91

Mr. Afonso Celso has worked, since March 2008, as the Accounting Manager of CNO, a company that indirectly holds interest higher than 5% of the same class of securities of the Company. From July 1994 to February 2008, Mr. Afonso Celso worked at PricewaterhouseCoopers as a Senior Manager. He was an alternate member of the Fiscal Board of BRK, direct parent of the Company. Except for the position of alternate member of the Company’s Fiscal Board in 2010, Mr. Afonso Celso does not or did not hold a management position in any other publicly-held company. Mr. Afonso Celso holds a degree in Accounting from Universidade Federal de Minas Gerais and a MBA from IBMEC of Minas Gerais. The director states that he has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

ALUIZIO DA ROCHA COELHO NETO - 031.525.087-94

Mr. Aluízio Rocha is currently the person Responsible for the Controllership of Construtora Norberto Odebrecht S.A. (“CNO”) and was the leader of the International Tax Planning department of such company, which indirectly holds interest higher than 5% of the same class of securities of the Company. Mr. Aluízio was a member of the Fiscal Board of BRK Investimentos Petroquímicos S.A. (“BRK”), direct parent of the Company. From 2002 to 2008, Mr. Aluízio Rocha worked at the Company’s tax department, in the position of Tax Planning Manager. He has previously worked at PricewaterhouseCoopers for 9 years. Except for the position of member of the Company’s Fiscal Board in 2010, Mr. Aluízio Rocha does not or did not hold a management position in any other publicly-held company. Mr. Aluízio Rocha holds a degree in Accounting from Universidade Federal do Espírito Santo and a MBA in Controllership from USP/FIPECAFI.
The director states that he has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

ANA PATRICIA SOARES NOGUEIRA - 535.222.575-53

Ms. Ana Patrícia is currently a member of the Fiscal Board of Cetrel. Ms. Ana Patrícia previously worked at the Company’s legal department between 2001 and 2008 and held the position of alternate member of the Fiscal Board of Politeno. Except for the position of alternate member of the Company’s Fiscal Board and alternate member of the Fiscal Board of Politeno, Ms. Ana Patrícia does not or did not hold a management position in any other publicly-held company. Ms. Ana Patrícia holds a degree in Law from Universidade Católica de Salvador and a MBA in Business Management from Fundação Getúlio Vargas.
The member of the Fiscal Board states that she has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified her for the practice of any professional or business activity.

LUIS GONZAGA DO MONTE TEIXEIRA - 263.201.427-15

Mr. Luiz Gonzaga do Monte Teixeira holds a degree in Accounting and Administration, both from Faculdade Moraes Junior (Mackenzie), and joined Petrobras in 1975, where he held several positions in the Accounting Department of PETROBRAS. He has currently been the General Accounting Manager for Subsidiaries and Controlled Companies since September 2012 and was the General Accounting Support Manager from 2006 to 2012, the Accounting Planning Manager from 2000 to 2005, and the Head of the Management Accounting and Costs Department from 1996 to 2000. He has been a member of the Fiscal Boards of companies of Petrobras since 2005, among which we highlight PETROCOQUE S/A, companies of the Rio de Janeiro Petrochemical Complex – COMPERJ, Cia. Integrada Textil de Pernambuco – CITEPE, and Petroquímica SUAPE. The director states that he has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

ISMAEL CAMPOS DE ABREU - 075.434.415-00

Mr. Ismael Abreu has worked, since April 2011, as an Officer of Kieppe Participações e Administração Ltda., a company that indirectly holds interest higher than 5% of the same class of securities of the Company. Between 1995 and March 2011, he worked as a Controller of Odebrecht S.A. (“Odebrecht”), a company that indirectly holds interest higher than 5% of the same class of securities of the Company. He was also a member of the Fiscal Board of BRK, a direct parent of the Company. He worked as the Manager of the tax consulting division of PricewaterhouseCoopers between 1978 and 1985, as the Controller of Corrêa Ribeiro S.A. Comércio e Indústria between 1986 and 1988, as the Manager of the consultancy services department of Arthur Andersen between 1989 and 1991, and as a partner of Performance Auditoria e Consultoria between 1992 and 1995. He was a member of the Fiscal Board of Petroflex Indústria e Comércio S.A. (“Petroflex”) until interest held by the Company in Petroflex was sold in April 2008. Between March 2006 and March 2008, he worked as a member of the Fiscal Board of Companhia Petroquímica do Sul – Copesul (“Copesul”). Except for the position of member of the Company’s Fiscal Board, since April 2003, and the abovementioned positions, Mr. Ismael Abreu does not or did not hold a managing position in any other publicly-held company. Mr. Ismael Abreu holds a degree in Accounting from Fundação Visconde de Cairú and a postgraduate degree in Economic Engineering from Centro Interamericano de Desenvolvimento. The director states that he has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

TATIANA MACEDO COSTA REGO TOURINHO - 951.929.135-00

Ms. Tatiana Tourinho has worked, since May 2007, as the Person Responsible for Tax Planning of Construtora Norberto Odebrecht S.A. (“CNO”), a company that indirectly holds interest higher than 5% of the same class of securities of the Company. From 2000 to April 2007, Ms. Tatiana Tourinho worked in the tax department of VIVO S/A as Manager of the Tax Planning Division. She has previously worked for 2 years at Arthur Andersen. Ms. Tatiana was an alternate member of the Fiscal Board of BRK Investimentos Petroquímicos S.A. (“BRK”), direct parent of the Company. Except for the position of alternate member of the Company’s Fiscal Board in 2010 and 2011, Ms. Tatiana Tourinho does not or did not hold a management position in any other publicly-held company. Ms. Tatiana Tourinho holds a degree in Public and Private Business Administration from Universidade Federal da Bahia and a MBA in Management from IBMEC. The director states that she has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified her for the practice of any professional or business activity.

MYEAREL MOTA FONSECA - 019.638.218-15

Mr. Manoel has been a partner of the law firm Mota Fonseca e Advogados since 1998. He currently works as a member of the Fiscal Board of Companhia de Seguros Aliança da Bahia and Kordsa Brasil S.A. Mr. Manoel does not or did not hold a managing position in any other publicly-held company. Mr. Manoel holds a degree in Law from Universidade de São Paulo. The member of the Fiscal Board states that he has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

MIQUEIAS BEZERRA YESÕES - 000.784.964-89

Mr. Miquéias Bezerra das Neves Yesões currently works as the Regional Sector Manager of Tax Advice – Pernambuco and Paraíba, where he joined in 2002, after having worked as the Coordinator of Tax Advice on Social Security Contributions, Sector Manager of Tax Advice on Withheld Federal and Social Security Taxes, as well as Sector Manager of Tax Execution at Refinaria do Nordeste. He worked as an Alternate Member of the Fiscal Board at Companhia Pernambucana de Gás (COPERGAS). Mr. Miquéias Bezerra das Neves Yesões works as a full accountant, with a degree from Universidade Federal da Paraíba, as well as a degree in Law from Universidade Veiga de Almeida and a Postgraduate degree in Tax Management from PUC-Rio. The director states that he has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

MARIA ALICE FERREIRA DESCHAMPS CAVALCANTI - 544.152.507-00

Ms. Maria Alice has worked, since 2003, as Tax Executive Manager in the Finance Executive Board of Petrobras, a company that directly holds interest higher than 5% of the same class of securities of the Company. She started her career by joining Petrobras in 1983 as a processing engineer and, since then, she has worked in several departments of the company, mainly in the supply, new business, finance, and tax departments. Ms. Maria Alice was a member of the Fiscal Board of BRK, a direct parent of the Company. Ms. Maria Alice does not or did not hold a managing position in any other publicly-held company. Ms. Maria Alice holds a degree in Chemical Engineering from Universidade Federal do Rio de Janeiro and a postgraduate degree in Oil Processing Engineering from Universidade Petrobras. Additionally, she also holds a Master’s degree in Marketing and Strategies from Pontifícia Universidade Católica of Rio de Janeiro and a MBA in Finance from IBMEC. The director states that she has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified her for the practice of any professional or business activity.

CARLOS ALBERTO SIQUEIRA GOMES - 771.775.767-20

Mr. Carlos Alberto has worked, since 2002, in the Finance Department of Petrobras, a company that directly holds interest higher than 5% of the same class of securities of the Company. Mr. Carlos Alberto worked as a General Accounting Manager between October 2002 and August 2004, as an Accounting Manager for Gas and Energy Business from September 2004 to May 2011, and, as of June 2011, he became the Cost and Management Accounting Manager. Mr. Carlos Alberto was an alternate member of the Fiscal Board of BRK, a direct parent of the Company. Mr. Carlos Alberto holds a degree in Accounting from Universidade Cândido Mendes, a postgraduate degree in Accounting from Fundação Getúlio Vargas, a Master’s degree in Economics and Business Finance from Fundação Getúlio Vargas, and a MBA in Executive Management from COPPEAD/UFRJ. The director states that he has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

12.7 Professional information on the members of the statutory committees, as well as of the audit, risk, financial and compensation committees, even if such committees or structures are not statutory.

Not applicable.

12.9 Family relations

Name	CPF	Business name of issuer, subsidiary or controlling shareholder	CNPJ	Type of relationship with the manager of issuer or its subsidiary
Position/Duties

Manager of issuer or subsidiary	487.956.235-15	BRASKEM S.A.	42.150.391/0001-70	Sibling (1st degree of consanguinity)
MARCELO BAHIA ODEBRECHT
Member of the Company’s Board of Director
Related person	541.080.715-49	ODBINV S.A.	15.105.588/0001-15
MONICA BAHIA ODEBRECHT
Officer of ODBINV S.A.
Note

Manager of issuer or subsidiary	371.505.961-34	BRASKEM S.A.	42.150.391/0001-70	Spouse (1st degree of affinity)
MAURICIO ROBERTO DE CARVALHO FERRO
Alternate Member of the Company’s Board of Directors
Related person	541.080.715-49	BRASKEM S.A.	15.105.588/0001-15
MONICA BAHIA ODEBRECHT
Officer of ODBINV S.A.
Note

Manager of issuer or subsidiary	371.505.961-34	BRASKEM S.A.	42.150.391/0001-70	Child-in-law (2nd degree of affinity)
MAURICIO ROBERTO DE CARVALHO FERRO
Alternate Member of the Company’s Board of Directors
Related person	004.403.965-49	ODEBRECHT S.A.	05.144.757/0001-72
EMILIO ALVES ODEBRECHT
Member of the Board of Directors of Odebrecht S.A.
Note

Manager of issuer or subsidiary	371.505.961-34	BRASKEM S.A.	42.150.391/0001-70	Sibling-in-law (2nd degree of affinity)
MAURICIO ROBERTO DE CARVALHO FERRO
Alternate Member of the Company’s Board of Directors
Related person	487.956.235-15	BRASKEM S.A.	42.150.391/0001-70
MARCELO BAHIA ODEBRECHT
Member of the Company’s Board of Director
Note

Manager of issuer or subsidiary	371.505.961-34	BRASKEM S.A.	42.150.391/0001-70	Sibling-in-law (2nd degree of affinity)
MAURICIO ROBERTO DE CARVALHO FERRO
Alternate Member of the Company’s Board of Directors
Related person	487.956.235-15	ODBINV S.A.	15.105.588/0001-15
MARCELO BAHIA ODEBRECHT
Officer of ODBINV S.A.
Note

Manager of issuer or subsidiary	371.505.961-34	BRASKEM S.A.	42.150.391/0001-70	Sibling-in-law (2nd degree of affinity)
MAURICIO ROBERTO DE CARVALHO FERRO
Alternate Member of the Company’s Board of Directors
Related person	487.956.235-15	ODEBRECHT S.A.	05.144.757/0001-72
MARCELO BAHIA ODEBRECHT
Officer of Odebrecht S.A.
Note

Manager of issuer or subsidiary	487.956.235-15	BRASKEM S.A.	42.150.391/0001-70	Sibling-in-law (2nd degree of affinity)
MARCELO BAHIA ODEBRECHT
Member of the Company’s Board of Director
Related person	371.505.961-34	BRASKEM S.A.	42.150.391/0001-70
MAURICIO ROBERTO DE CARVALHO FERRO
Alternate Member of the Company’s Board of Directors
Note

Manager of issuer or subsidiary	487.956.235-15	BRASKEM S.A.	42.150.391/0001-70	Sibling-in-law (2nd degree of affinity)
MARCELO BAHIA ODEBRECHT
Member of the Company’s Board of Director
Related person	371.505.961-34	Common Industries Ltd.
MAURICIO ROBERTO DE CARVALHO FERRO
Officer of Common Industries Ltd.
Note

Manager of issuer or subsidiary	487.956.235-15	BRASKEM S.A.	42.150.391/0001-70	Sibling-in-law (2nd degree of affinity)
MARCELO BAHIA ODEBRECHT
Member of the Company’s Board of Director
Related person		Norfolk Trading S.A.
MAURICIO ROBERTO DE CARVALHO FERRO
Member of the Board of Directors of Norfolk Trading S.A.
Note

12.10 – Relationship of subordination, provision of service or control among managers and subsidiaries, controlling shareholders and others:
Identification	CPF/CNPJ	Type of relationship of the Manager with the related person	Type of related person
Position/Duties
Fiscal Year 12/31/2012
Manager of Issuer	487.956.235-15	Subordination	Others
MARCELO BAHIA ODEBRECHT
Active Member of the Board of Directors
Related Person	02.961.413/0001-68
ODEBRECHT ÓLEO E GÁS S.A.
Mr. Marcelo is the Chairman of the Board of Directors of ODEBRECHT ÓLEO E GÁS S.A.
Note
Manager of Issuer	487.956.235-15	Subordination	Indirect Controlling Shareholder
MARCELO BAHIA ODEBRECHT
Active Member of the Board of Directors
Related Person	15.105.588/0001-15
ODBINV S.A.
Mr. Marcelo is the Chief Executive Officer of ODBINV S.A.
Note
Manager of Issuer	487.956.235-15	Subordination	Indirect Controlling Shareholder
MARCELO BAHIA ODEBRECHT
Active Member of the Board of Directors
Related Person	15.105.588/0001-15
ODEBRECHT S.A.
Mr. Marcelo is the Chief Executive Officer of ODEBRECHT S.A.
Note

Manager of Issuer	407.391.209-72	Subordination	Others
DANIEL BEZERRA VILLAR
Active Member of the Board of Directors
Related Person	08.636.745/0001-53
ODEBRECHT AGROINDUSTRIAL S.A.
Mr. Daniel is a director of ODEBRECHT AGROINDUSTRIAL S.A.
Note
Manager of Issuer	407.391.209-72	Subordination	Others
DANIEL BEZERRA VILLAR
Active Member of the Board of Directors
Related Person
ODEBRECHT ÓLEO E GÁS S.A.	02.961.413/0001-68
Mr. Daniel is a director of ODEBRECHT ÓLEO E GÁS S.A.
Note
Manager of Issuer	407.391.209-72	Subordination	Others
DANIEL BEZERRA VILLAR
Active Member of the Board of Directors
Related Person
ODEBRECHT TRANSPORT PARTICIPAÇÕES S.A.	10.143.462/0001-11
Mr. Daniel is a director of ODEBRECHT TRANSPORT PARTICIPAÇÕES S.A.
Note
Manager of Issuer	407.391.209-72	Subordination	Others
DANIEL BEZERRA VILLAR
Active Member of the Board of Directors

Related Person
ODEBRECHT TRANSPORT S.A.	12.251.483/0001-86
Mr. Daniel is a director of ODEBRECHT TRANSPORT S.A.
Note
Manager of Issuer	407.391.209-72	Subordination	Others
DANIEL BEZERRA VILLAR
Active Member of the Board of Directors
Related Person
ODEBRECHT PROPERTIES S.A.	16.584.908/0001-20
Mr. Daniel is a director of ODEBRECHT PROPERTIES S.A.
Note
Manager of Issuer	407.391.209-72	Subordination	Others
DANIEL BEZERRA VILLAR
Active Member of the Board of Directors
Related Person
ODEBRECHT DEFESA E TECNOLOGIA S.A.	13.688.755/0001-72
Mr. Daniel is a director of ODEBRECHT DEFESA E TECNOLOGIA S.A.
Note
Manager of Issuer	515.029.505-10	Subordination	Subsidiary
MARCELA APARECIDA DREHMER ANDRADE
Active Member of the Board of Directors
Related Person
BRASKEM IMPORTAÇÃO E EXPORTAÇÃO LTDA.	96.714.332/0001-07
Ms. Marcela is an officer of BRASKEM IMPORTAÇÃO E EXPORTAÇÃO LTDA.

Note
Manager of Issuer	515.029.505-10	Subordination	Subsidiary
MARCELA APARECIDA DREHMER ANDRADE
Active Member of the Board of Directors
Related Person
BRASKEM AUSTRIA FINANCE GMBH	N/D
Ms. Marcela is a director of BRASKEM AUSTRIA FINANCE GMBH
Note
Manager of Issuer	515.029.505-10	Subordination	Subsidiary
MARCELA APARECIDA DREHMER ANDRADE
Active Member of the Board of Directors
Related Person
BRASKEM FINANCE LIMITED	N/D
Ms. Marcela is a director of BRASKEM FINANCE LIMITED
Note
Manager of Issuer	515.029.505-10	Subordination	Subsidiary
MARCELA APARECIDA DREHMER ANDRADE
Active Member of the Board of Directors
Related Person
BRASKEM IDESA SAPI	N/D
Ms. Marcela is a director of BRASKEM IDESA SAPI
Note
Manager of Issuer	515.029.505-10	Subordination	Subsidiary
MARCELA APARECIDA DREHMER ANDRADE
Active Member of the Board of Directors

Related Person
BRASKEM IDESA SERVICIOS, S.A. DE C.V.	N/D
Ms. Marcela is a director of BRASKEM IDESA SERVICIOS, S.A. DE C.V.
Note
Manager of Issuer	515.029.505-10	Subordination	Subsidiary
MARCELA APARECIDA DREHMER ANDRADE
Active Member of the Board of Directors
Related Person
BRASKEM INCORPORATED LIMITED	N/D
Ms. Marcela is a director of BRASKEM INCORPORATED LIMITED
Note
Manager of Issuer	515.029.505-10	Subordination	Subsidiary
MARCELA APARECIDA DREHMER ANDRADE
Active Member of the Board of Directors
Related Person
BRASKEM NETHERLANDS B.V.	N/D
Ms. Marcela is an officer of BRASKEM NETHERLANDS B.V.
Note
Manager of Issuer	515.029.505-10	Subordination	Subsidiary
MARCELA APARECIDA DREHMER ANDRADE
Active Member of the Board of Directors
Related Person
BRASKEM PARTICIPAÇÕES S.A.	15.660.004/0001-73
Ms. Marcela is an officer of BRASKEM PARTICIPAÇÕES S.A.

Note
Manager of Issuer	515.029.505-10	Subordination	Subsidiary
MARCELA APARECIDA DREHMER ANDRADE
Active Member of the Board of Directors
Related Person
BRASKEM QPAR S.A.	09.017.802/0001-89
Ms. Marcela is an officer of BRASKEM QPAR S.A.
Note
Manager of Issuer	515.029.505-10	Subordination	Subsidiary
MARCELA APARECIDA DREHMER ANDRADE
Active Member of the Board of Directors
Related Person
LANTANA TRADING COMPANY INC.	N/D
Ms. Marcela is a director and officer of LANTANA TRADING COMPANY INC.
Note
Manager of Issuer	515.029.505-10	Subordination	Subsidiary
MARCELA APARECIDA DREHMER ANDRADE
Active Member of the Board of Directors
Related Person
POLITENO EMPREENDIMENTOS LTDA.	13.641.261/0001-32
Ms. Marcela is an officer of POLITENO EMPREENDIMENTOS LTDA.
Note
Manager of Issuer	515.029.505-10	Subordination	Others
MARCELA APARECIDA DREHMER ANDRADE
Active Member of the Board of Directors

Related Person
ODEBRECHT AGROINDUSTRIAL INVESTIMENTOS S.A.	11.218.273/0001-23
Ms. Marcela is a director and officer of ODEBRECHT AGROINDUSTRIAL INVESTIMENTOS S.A.
Note
Manager of Issuer	515.029.505-10	Subordination	Others
MARCELA APARECIDA DREHMER ANDRADE
Active Member of the Board of Directors
Related Person
ODEBRECHT AGROINDUSTRIAL S.A.	08.636.745/0001-53
Ms. Marcela is a director of ODEBRECHT AGROINDUSTRIAL S.A.
Note
Manager of Issuer	515.029.505-10	Subordination	Others
MARCELA APARECIDA DREHMER ANDRADE
Active Member of the Board of Directors
Related Person
ODEBRECHT PARTICIPAÇÕES E INVESTIMENTOS S.A.	07.668.258/0001-00
Ms. Marcela is an officer of ODEBRECHT PARTICIPAÇÕES E INVESTIMENTOS S.A.
Note
Manager of Issuer	515.029.505-10	Subordination	Others
MARCELA APARECIDA DREHMER ANDRADE
Active Member of the Board of Directors
Related Person
ODEBRECHT ÓLEO E GÁS S.A.	02.961.413/0001-68
Ms. Marcela is a director of ODEBRECHT ÓLEO E GÁS S.A.

Note
Manager of Issuer	515.029.505-10	Subordination	Others
MARCELA APARECIDA DREHMER ANDRADE
Active Member of the Board of Directors
Related Person
DISTIBUIDORA DE ÁGUA CAMAÇARI S.A.	01.944.031/0001-63
Ms. Marcela is an officer of DISTIBUIDORA DE ÁGUA CAMAÇARI S.A.
Note
Manager of Issuer	515.029.505-10	Subordination	Indirect Controlling Shareholder
MARCELA APARECIDA DREHMER ANDRADE
Active Member of the Board of Directors
Related Person
ODBINV S.A.	15.105.588/0001-15
Ms. Marcela is an officer of ODBINV S.A.
Note
Manager of Issuer	515.029.505-10	Subordination	Others
MARCELA APARECIDA DREHMER ANDRADE
Active Member of the Board of Directors
Related Person
NORDESTE QUÍMICA S.A. - NORQUISA	15.659.535/0001-46
Ms. Marcela is an officer of NORDESTE QUÍMICA S.A. - NORQUISA
Note

Manager of Issuer	515.029.505-10	Subordination	Others
MARCELA APARECIDA DREHMER ANDRADE
Active Member of the Board of Directors
Related Person
OCS INTERNATIONAL LTD.	N/D
Ms. Marcela is a director and officer of OCS INTERNATIONAL LTD.
Note
Manager of Issuer	515.029.505-10	Subordination	Others
MARCELA APARECIDA DREHMER ANDRADE
Active Member of the Board of Directors
Related Person
ODEBRECHT CORRETORA DE SEGUROS LTDA.	14.588.248/0001-20
Ms. Marcela is an officer of ODEBRECHT CORRETORA DE SEGUROS LTDA.
Note
Manager of Issuer	515.029.505-10	Subordination	Others
MARCELA APARECIDA DREHMER ANDRADE
Active Member of the Board of Directors
Related Person
ODEBRECHT FINANCE PERU	N/D
Ms. Marcela is a director of ODEBRECHT FINANCE PERU
Note

Manager of Issuer	515.029.505-10	Subordination	Indirect Controlling Shareholder
MARCELA APARECIDA DREHMER ANDRADE
Active Member of the Board of Directors
Related Person
ODEBRECHT S.A.	15.105.588/0001-15
Ms. Marcela is an officer of ODEBRECHT S.A.
Note
Manager of Issuer	515.029.505-10	Subordination	Direct Controlling Shareholder
MARCELA APARECIDA DREHMER ANDRADE
Active Member of the Board of Directors
Related Person
ODEBRECHT SERVIÇOS E PARTICIPAÇÕES S.A.	10.904.193/0001-69
Ms. Marcela is an officer of ODEBRECHT SERVIÇOS E PARTICIPAÇÕES S.A.
Note
Manager of Issuer	515.029.505-10	Subordination	Others
MARCELA APARECIDA DREHMER ANDRADE
Active Member of the Board of Directors
Related Person
ODEBRECHT TRANSPORT PARTICIPAÇÕES S.A.	10.143.462/0001-11
Ms. Marcela is a director of ODEBRECHT TRANSPORT PARTICIPAÇÕES S.A.
Note

Manager of Issuer	515.029.505-10	Subordination	Others
MARCELA APARECIDA DREHMER ANDRADE
Active Member of the Board of Directors
Related Person
ODEBRECHT TRANSPORT S.A.	12.251.483/0001-86
Ms. Marcela is a director of ODEBRECHT TRANSPORT S.A.
Note
Manager of Issuer	515.029.505-10	Subordination	Others
MARCELA APARECIDA DREHMER ANDRADE
Active Member of the Board of Directors
Related Person
ODEBRECHT COMERCIALIZADORA DE ENERGIA S.A.	14.770.709/0001-80
Ms. Marcela is the Chairman of the Board of Directors of ODEBRECHT COMERCIALIZADORA DE ENERGIA S.A.
Note
Manager of Issuer	515.029.505-10	Subordination	Others
MARCELA APARECIDA DREHMER ANDRADE
Active Member of the Board of Directors
Related Person
ODEBRECHT PROPERTIES S.A.	16.584.908/0001-20
Ms. Marcela is a director of ODEBRECHT PROPERTIES S.A.
Note

Manager of Issuer	515.029.505-10	Subordination	Others
MARCELA APARECIDA DREHMER ANDRADE
Active Member of the Board of Directors
Related Person
ODEBRECHT DEFESA E TECNOLOGIA S.A.	13.688.755/0001-72
Ms. Marcela is a director of ODEBRECHT DEFESA E TECNOLOGIA S.A.
Note
Manager of Issuer	261.214.417-04	Subordination	Others
NEWTON SERGIO DE SOUZA
Active Member of the Board of Directors
Related Person
ODEBRECHT AGROINDUSTRIAL INVESTIMENTOS S.A.	11.218.273/0001-23
Mr. Newton is a director of ODEBRECHT AGROINDUSTRIAL INVESTIMENTOS S.A.
Note
Manager of Issuer	261.214.417-04	Subordination	Others
NEWTON SERGIO DE SOUZA
Active Member of the Board of Directors
Related Person
ODEBRECHT AGROINDUSTRIAL S.A.	08.636.745/0001-53
Mr. Newton is a director of ODEBRECHT AGROINDUSTRIAL S.A.
Note

Manager of Issuer	261.214.417-04	Subordination	Others
NEWTON SERGIO DE SOUZA
Active Member of the Board of Directors
Related Person
ODEBRECHT PARTICIPAÇÕES E INVESTIMENTOS S.A.	07.668.258/0001-00
Mr. Newton is an officer of ODEBRECHT PARTICIPAÇÕES E INVESTIMENTOS S.A.
Note
Manager of Issuer	261.214.417-04	Subordination	Others
NEWTON SERGIO DE SOUZA
Active Member of the Board of Directors
Related Person
ODEBRECHT REALIZAÇÕES IMOBILIÁRIAS E PARTICIPAÇÕES S.A.	10.917.143/0001-16
Mr. Newton is a director of ODEBRECHT REALIZAÇÕES IMOBILIÁRIAS E PARTICIPAÇÕES S.A.
Note
Manager of Issuer	261.214.417-04	Subordination	Others
NEWTON SERGIO DE SOUZA
Active Member of the Board of Directors
Related Person
ODEBRECHT ÓLEO E GÁS S.A.	02.961.413/0001-68
Mr. Newton is a director of ODEBRECHT ÓLEO E GÁS S.A.
Note

Manager of Issuer	261.214.417-04	Subordination	Others
NEWTON SERGIO DE SOUZA
Active Member of the Board of Directors
Related Person
ODEBRECHT AMBIENTAL S.A.	09.437.097/0001-79
Mr. Newton is a director of ODEBRECHT AMBIENTAL S.A.
Note
Manager of Issuer	261.214.417-04	Subordination	Indirect Controlling Shareholder
NEWTON SERGIO DE SOUZA
Active Member of the Board of Directors
Related Person
ODBINV S.A.	15.105.588/0001-15
Mr. Newton is an officer of ODBINV S.A.
Note
Manager of Issuer	261.214.417-04	Subordination	Others
NEWTON SERGIO DE SOUZA
Active Member of the Board of Directors
Related Person
NORDESTE QUÍMICA S.A. - NORQUISA	15.659.535/0001-46
Mr. Newton is an officer of NORDESTE QUÍMICA S.A. - NORQUISA
Note

Manager of Issuer	261.214.417-04	Subordination	Indirect Controlling Shareholder
NEWTON SERGIO DE SOUZA
Active Member of the Board of Directors
Related Person
ODEBRECHT S.A.	15.105.588/0001-15
Mr. Newton is an officer of ODEBRECHT S.A.
Note
Manager of Issuer	261.214.417-04	Subordination	Direct Controlling Shareholder
NEWTON SERGIO DE SOUZA
Active Member of the Board of Directors
Related Person
ODEBRECHT SERVIÇOS E PARTICIPAÇÕES S.A.	10.904.193/0001-69
Mr. Newton is an officer of ODEBRECHT SERVIÇOS E PARTICIPAÇÕES S.A.
Note
Manager of Issuer	261.214.417-04	Subordination	Others
NEWTON SERGIO DE SOUZA
Active Member of the Board of Directors
Related Person
ODEBRECHT TRANSPORT PARTICIPAÇÕES S.A.	10.143.462/0001-11
Mr. Newton is a director of ODEBRECHT TRANSPORT PARTICIPAÇÕES S.A.
Note

Manager of Issuer	261.214.417-04	Subordination	Others
NEWTON SERGIO DE SOUZA
Active Member of the Board of Directors
Related Person
ODEBRECHT TRANSPORT S.A.	12.251.483/0001-86
Mr. Newton is a director of ODEBRECHT TRANSPORT S.A.
Note
Manager of Issuer	261.214.417-04	Subordination	Others
NEWTON SERGIO DE SOUZA
Active Member of the Board of Directors
Related Person
ODEBRECHT COMERCIALIZADORA DE ENERGIA S.A.	14.770.709/0001-80
Mr. Newton is a director of ODEBRECHT COMERCIALIZADORA DE ENERGIA S.A.
Note
Manager of Issuer	261.214.417-04	Subordination	Others
NEWTON SERGIO DE SOUZA
Active Member of the Board of Directors
Related Person
ODEBRECHT PROPERTIES S.A.	16.584.908/0001-20
Mr. Newton is a director of ODEBRECHT PROPERTIES S.A.
Note

Manager of Issuer	261.214.417-04	Subordination	Others
NEWTON SERGIO DE SOUZA
Active Member of the Board of Directors
Related Person
ODEBRECHT DEFESA E TECNOLOGIA S.A.	13.688.755/0001-72
Mr. Newton is a director of ODEBRECHT DEFESA E TECNOLOGIA S.A.
Note
Manager of Issuer	358.882.885-00	Subordination	Others
CLAUDIO MELO FILHO
Alternate Member of the Board of Directors
Related Person
ODEBRECHT AGROINDUSTRIAL INVESTIMENTOS S.A.	11.218.273/0001-23
Mr. Claudio is an alternate director of ODEBRECHT AGROINDUSTRIAL INVESTIMENTOS S.A.
Note
Manager of Issuer	358.882.885-00	Subordination	Others
CLAUDIO MELO FILHO
Alternate Member of the Board of Directors
Related Person
ODEBRECHT ÓLEO E GÁS S.A.	02.961.413/0001-68
Mr. Claudio is an alternate director of ODEBRECHT ÓLEO E GÁS S.A.
Note

Manager of Issuer	358.882.885-00	Subordination	Others
CLAUDIO MELO FILHO
Alternate Member of the Board of Directors
Related Person
ODEBRECHT AMBIENTAL S.A.	09.437.097/0001-79
Mr. Claudio is an alternate director of ODEBRECHT AMBIENTAL S.A.
Note
Manager of Issuer	358.882.885-00	Subordination	Others
CLAUDIO MELO FILHO
Alternate Member of the Board of Directors
Related Person
ODEBRECHT PROPERTIES S.A.	16.584.908/0001-20
Mr. Claudio is an alternate director of ODEBRECHT PROPERTIES S.A.
Note
Manager of Issuer	407.391.209-72	Subordination	Others
JAIRO ELIAS FLOR
Alternate Member of the Board of Directors
Related Person
ODEBRECHT AGROINDUSTRIAL S.A.	08.636.745/0001-53
Mr. Jairo is a director of ODEBRECHT AGROINDUSTRIAL S.A.
Note

Manager of Issuer	407.391.209-72	Subordination	Others
JAIRO ELIAS FLOR
Alternate Member of the Board of Directors
Related Person
ODEBRECHT ÓLEO E GÁS S.A.	02.961.413/0001-68
Mr. Jairo is an alternate director of ODEBRECHT ÓLEO E GÁS S.A.
Note
Manager of Issuer	407.391.209-72	Subordination	Others
JAIRO ELIAS FLOR
Alternate Member of the Board of Directors
Related Person
ODEBRECHT TRANSPORT PARTICIPAÇÕES S.A.	10.143.462/0001-11
Mr. Jairo is an alternate director of ODEBRECHT TRANSPORT PARTICIPAÇÕES S.A.
Note
Manager of Issuer	407.391.209-72	Subordination	Others
JAIRO ELIAS FLOR
Alternate Member of the Board of Directors
Related Person
ODEBRECHT TRANSPORT S.A.	12.251.483/0001-86
Mr. Jairo is an alternate director of ODEBRECHT TRANSPORT S.A.
Note

Manager of Issuer	407.391.209-72	Subordination	Others
JAIRO ELIAS FLOR
Alternate Member of the Board of Directors
Related Person
ODEBRECHT PROPERTIES S.A.	16.584.908/0001-20
Mr. Jairo is an alternate director of ODEBRECHT PROPERTIES S.A.
Note
Manager of Issuer	407.391.209-72	Subordination	Others
JAIRO ELIAS FLOR
Alternate Member of the Board of Directors
Related Person
ODEBRECHT DEFESA E TECNOLOGIA S.A.	13.688.755/0001-72
Mr. Jairo is an alternate director of ODEBRECHT DEFESA E TECNOLOGIA S.A.
Note
Manager of Issuer	000.630.535-00	Subordination	Indirect Controlling Shareholder
JOSÉ DE FREITAS MASCARENHAS
Alternate Member of the Board of Directors
Related Person
ODEBRECHT S.A.	15.105.588/0001-15
Mr. José is an officer of ODEBRECHT S.A.
Note

Manager of Issuer	031.525.087-94	Subordination	Others
ALUIZIO DA ROCHA COELHO NETO
Active Member of the Fiscal Board
Related Person
ODEBRECHT REALIZAÇÕES IMOBILIÁRIAS E PARTICIPAÇÕES S.A.	10.917.143/0001-16
Mr. Aluizio is a member of the Fiscal Board of ODEBRECHT REALIZAÇÕES E PARTICIPAÇÕES S.A.
Note
Manager of Issuer	951.929.135-00	Subordination	Others
TATIANA MACEDO COSTA REGO TOURINHO
Alternate Member of the Fiscal Board
Related Person
ODEBRECHT REALIZAÇÕES IMOBILIÁRIAS E PARTICIPAÇÕES S.A.	10.917.143/0001-16
Ms. Tatiana is a member of the Fiscal Board of ODEBRECHT REALIZAÇÕES IMOBILIÁRIAS E PARTICIPAÇÕES S.A.
Note
Manager of Issuer	063.523.448-36	Subordination	Subsidiary
LUIZ DE MENDONÇA
Alternate Member of the Board of Directors
Related Person
BRASKEM IDESA SAPI	N/D
Mr. Luiz de Mendonça is a director of BRASKEM IDESA SAPI
Note

Manager of Issuer	063.523.448-36	Subordination	Subsidiary
LUIZ DE MENDONÇA
Alternate Member of the Board of Directors
Related Person
BRASKEM IDESA SERVICIOS S.A. DE C.V.	N/D
Mr. Luiz de Mendonça is a director of BRASKEM IDESA SERVICIOS S.A. DE C.V.
Note
Manager of Issuer	063.523.448-36	Subordination	Others
LUIZ DE MENDONÇA
Alternate Member of the Board of Directors
Related Person
ODEBRECHT AGROINDUSTRIAL BIOELETRICIDADE S.A.	11.957.555/0001-42
Mr. Luiz de Mendonça is the Chief Executive Officer of ODEBRECHT AGROINDUSTRIAL BIOELETRICIDADE S.A.
Note
Manager of Issuer	063.523.448-36	Subordination	Others
LUIZ DE MENDONÇA
Alternate Member of the Board of Directors
Related Person
ODEBRECHT AGROINDUSTRIAL PARTICIPAÇÕES S.A.	08.842.690/0001-38
Mr. Luiz de Mendonça is the Chief Executive Officer of ODEBRECHT AGROINDUSTRIAL PARTICIPAÇÕES S.A.
Note

Manager of Issuer	063.523.448-36	Subordination	Others
LUIZ DE MENDONÇA
Alternate Member of the Board of Directors
Related Person
ODEBRECHT AGROINDUSTRIAL S.A.	08.636.745/0001-53
Mr. Luiz de Mendonça is the Chief Executive Officer of ODEBRECHT AGROINDUSTRIAL S.A.
Note
Manager of Issuer	063.523.448-36	Subordination	Others
PAULO OLIVEIRA LACERDA DE MELO
Alternate Member of the Board of Directors
Related Person
ODEBRECHT AGROINDUSTRIAL INVESTIMENTOS S.A.	11.218.273/0001-23
Mr. Paulo is a director and officer of ODEBRECHT AGROINDUSTRIAL INVESTIMENTOS S.A.
Note
Manager of Issuer	063.523.448-36	Subordination	Others
PAULO OLIVEIRA LACERDA DE MELO
Alternate Member of the Board of Directors
Related Person
ODEBRECHT AGROINDUSTRIAL S.A.	08.636.745/0001-53
Mr. Paulo is a director of ODEBRECHT AGROINDUSTRIAL S.A.
Note

Manager of Issuer	063.523.448-36	Subordination	Others
PAULO OLIVEIRA LACERDA DE MELO
Alternate Member of the Board of Directors
Related Person
ODEBRECHT REALIZAÇÕES IMOBILIÁRIAS E PARTICIPAÇÕES S.A.	10.917.143/0001-16
Mr. Paulo is a director of ODEBRECHT REALIZAÇÕES IMOBILIÁRIAS E PARTICIPAÇÕES S.A.
Note
Manager of Issuer	063.523.448-36	Subordination	Others
PAULO OLIVEIRA LACERDA DE MELO
Alternate Member of the Board of Directors
Related Person
ODEBRECHT ÓLEO E GÁS S.A.	02.961.413/0001-68
Mr. Paulo is a director of ODEBRECHT ÓLEO E GÁS S.A.
Note
Manager of Issuer	063.523.448-36	Subordination	Others
PAULO OLIVEIRA LACERDA DE MELO
Alternate Member of the Board of Directors
Related Person
ODEBRECHT AMBIENTAL S.A.	09.437.097/0001-79
Mr. Paulo is a director of ODEBRECHT AMBIENTAL S.A..
Note

Manager of Issuer	063.523.448-36	Subordination	Others
PAULO OLIVEIRA LACERDA DE MELO
Alternate Member of the Board of Directors
Related Person
NORDESTE QUÍMICA S.A. - NORQUISA	15.659.535/0001-46
Mr. Paulo is an officer of NORDESTE QUÍMICA S.A. - NORQUISA
Note
Manager of Issuer	063.523.448-36	Subordination	Others
PAULO OLIVEIRA LACERDA DE MELO
Alternate Member of the Board of Directors
Related Person
ODEBRECHT CORRETORA DE SEGUROS LTDA.	14.588.248/0001-20
Mr. Paulo is an officer of ODEBRECHT CORRETORA DE SEGUROS LTDA.
Note
Manager of Issuer	063.523.448-36	Subordination	Indirect Controlling Shareholder
PAULO OLIVEIRA LACERDA DE MELO
Alternate Member of the Board of Directors
Related Person
ODEBRECHT S.A.	15.105.588/0001-15
Mr. Paulo is an officer of ODEBRECHT S.A.
Note

Manager of Issuer	063.523.448-36	Subordination	Direct Controlling Shareholder
PAULO OLIVEIRA LACERDA DE MELO
Alternate Member of the Board of Directors
Related Person
ODEBRECHT SERVIÇOS E PARTICIPAÇÕES S.A.	10.904.193/0001-69
Mr. Paulo is an officer of ODEBRECHT SERVIÇOS E PARTICIPAÇÕES S.A.
Note
Manager of Issuer	063.523.448-36	Subordination	Others
PAULO OLIVEIRA LACERDA DE MELO
Alternate Member of the Board of Directors
Related Person
ODEBRECHT COMERCIALIZADORA DE ENERGIA S.A.	14.770.709/0001-80
Mr. Paulo is an alternate director of ODEBRECHT COMERCIALIZADORA DE ENERGIA S.A.
Note
Manager of Issuer	063.523.448-36	Subordination	Others
PAULO OLIVEIRA LACERDA DE MELO
Alternate Member of the Board of Directors
Related Person
ODEBRECHT PROPERTIES S.A.	16.584.908/0001-20
Mr. Paulo is an alternate director of ODEBRECHT PROPERTIES S.A.
Note

Manager of Issuer	063.523.448-36	Subordination	Others
PAULO OLIVEIRA LACERDA DE MELO
Alternate Member of the Board of Directors
Related Person
ODEBRECHT DEFESA E INOVAÇÃO S.A.	12.258.198/0001-97
Mr. Paulo is a director of ODEBRECHT DEFESA E INOVAÇÃO S.A.
Note
Manager of Issuer	063.523.448-36	Subordination	Others
PAULO OLIVEIRA LACERDA DE MELO
Alternate Member of the Board of Directors
Related Person
ODEBRECHT DEFESA E TECNOLOGIA S.A.	13.688.755/0001-72
Mr. Paulo is an alternate director of ODEBRECHT DEFESA E TECNOLOGIA S.A.
Note
Manager of Issuer	075.434.415-00	Subordination	Indirect Controlling Shareholder
ISMAEL CAMPOS DE ABREU
Active Member of the Fiscal Board
Related Person
ODBINV S.A.	15.105.588/0001-15
Mr. Ismael is a director of ODBINV S.A.
Note

Manager of Issuer	115.134.858-90	Subordination	Others
MAURO MOTA FIGUEIRA
Alternate Member of the Board of Directors
Related Person
ODEBRECHT AGROINDUSTRIAL INVESTIMENTOS S.A.	11.218.273/0001-23
Mr. Mauro is an alternate director of ODEBRECHT AGROINDUSTRIAL INVESTIMENTOS S.A.
Note
Manager of Issuer	115.134.858-90	Subordination	Others
MAURO MOTA FIGUEIRA
Alternate Member of the Board of Directors
Related Person
ODEBRECHT AGROINDUSTRIAL S.A.	08.636.745/0001-53
Mr. Mauro is an alternate director of ODEBRECHT AGROINDUSTRIAL S.A.
Note
Manager of Issuer	115.134.858-90	Subordination	Others
MAURO MOTA FIGUEIRA
Alternate Member of the Board of Directors
Related Person
ODEBRECHT PARTICIPAÇÕES E INVESTIMENTOS S.A.	07.668.258/0001-00
Mr. Mauro is an officer of ODEBRECHT PARTICIPAÇÕES E INVESTIMENTOS S.A.
Note

Manager of Issuer	115.134.858-90	Subordination	Others
MAURO MOTA FIGUEIRA
Alternate Member of the Board of Directors
Related Person
ODEBRECHT REALIZAÇÕES IMOBILIÁRIAS E PARTICIPAÇÕES S.A.	10.917.143/0001-16
Mr. Mauro is an alternate director of ODEBRECHT REALIZAÇÕES IMOBILIÁRIAS E PARTICIPAÇÕES S.A.
Note
Manager of Issuer	115.134.858-90	Subordination	Others
MAURO MOTA FIGUEIRA
Alternate Member of the Board of Directors
Related Person
ODEBRECHT ÓLEO E GÁS S.A.	02.961.413/0001-68
Mr. Mauro is an alternate director of ODEBRECHT ÓLEO E GÁS S.A.
Note
Manager of Issuer	115.134.858-90	Subordination	Others
MAURO MOTA FIGUEIRA
Alternate Member of the Board of Directors
Related Person
ODEBRECHT AMBIENTAL S.A.	09.437.097/0001-79
Mr. Mauro is an alternate director of ODEBRECHT AMBIENTAL S.A.
Note

Manager of Issuer	115.134.858-90	Subordination	Others
MAURO MOTA FIGUEIRA
Alternate Member of the Board of Directors
Related Person
ODEBRECHT TRANSPORT PARTICIPAÇÕES S.A.	10.143.462/0001-11
Mr. Mauro is an alternate director of ODEBRECHT TRANSPORT PARTICIPAÇÕES S.A.
Note
Manager of Issuer	115.134.858-90	Subordination	Others
MAURO MOTA FIGUEIRA
Alternate Member of the Board of Directors
Related Person
ODEBRECHT TRANSPORT S.A.	12.251.483/0001-86
Mr. Mauro is an alternate director of ODEBRECHT TRANSPORT S.A.
Note
Manager of Issuer	115.134.858-90	Subordination	Others
MAURO MOTA FIGUEIRA
Alternate Member of the Board of Directors
Related Person
ODEBRECHT PROPERTIES S.A.	16.584.908/0001-20
Mr. Mauro is an alternate director of ODEBRECHT PROPERTIES S.A.
Note

Manager of Issuer	115.134.858-90	Subordination	Others
MAURO MOTA FIGUEIRA
Alternate Member of the Board of Directors
Related Person
ODEBRECHT DEFESA E TECNOLOGIA S.A.	13.688.755/0001-72
Mr. Mauro is an alternate director of ODEBRECHT DEFESA E TECNOLOGIA S.A.
Note
Manager of Issuer	371.505.961-34	Subordination	Subsidiary
MAURICIO ROBERTO DE CARVALHO FERRO
Alternate Member of the Board of Directors
Related Person
BRASKEM FINANCE LIMITED	N/D
Mr. Mauricio is a director of BRASKEM FINANCE LIMITED
Note
Manager of Issuer	371.505.961-34	Subordination	Subsidiary
MAURICIO ROBERTO DE CARVALHO FERRO
Alternate Member of the Board of Directors
Related Person
BRASKEM INCORPORATED LIMITED	N/D
Mr. Mauricio is an alternate director of BRASKEM INCORPORATED LIMITED
Note

Manager of Issuer	371.505.961-34	Subordination	Subsidiary
MAURICIO ROBERTO DE CARVALHO FERRO
Alternate Member of the Board of Directors
Related Person
BRASKEM NETHERLANDS B.V.	N/D
Mr. Mauricio is an officer of BRASKEM NETHERLANDS B.V.
Note
Manager of Issuer	371.505.961-34	Subordination	Subsidiary
MAURICIO ROBERTO DE CARVALHO FERRO
Alternate Member of the Board of Directors
Related Person
BRASKEM PARTICIPAÇÕES S.A.	15.660.004/0001-73
Mr. Mauricio is an officer of BRASKEM PARTICIPAÇÕES S.A.
Note
Manager of Issuer	371.505.961-34	Subordination	Others
MAURICIO ROBERTO DE CARVALHO FERRO
Alternate Member of the Board of Directors
Related Person
CETREL S.A.	14.414.973/0001-81
Mr. Mauricio is an alternate director of CETREL S.A.
Note

Manager of Issuer	371.505.961-34	Subordination	Subsidiary
MAURICIO ROBERTO DE CARVALHO FERRO
Alternate Member of the Board of Directors
Related Person
COMMON INDUSTRIES LTD.	N/D
Mr. Mauricio is an officer of COMMON INDUSTRIES LTD.
Note
Manager of Issuer	371.505.961-34	Subordination	Others
MAURICIO ROBERTO DE CARVALHO FERRO
Alternate Member of the Board of Directors
Related Person
COMPANHIA DE DESENVOLVIMENTO RIO VERDE - CODEVERDE	16.151.532/0001-60
Mr. Mauricio is an alternate director of COMPANHIA DE DESENVOLVIMENTO RIO VERDE - CODEVERDE
Note
Manager of Issuer	371.505.961-34	Subordination	Subsidiary
MAURICIO ROBERTO DE CARVALHO FERRO
Alternate Member of the Board of Directors
Related Person
LANTANA TRADING COMPANY INC.	N/D
Mr. Mauricio is a director and officer of LANTANA TRADING COMPANY INC.
Note

Manager of Issuer	371.505.961-34	Subordination	Subsidiary
MAURICIO ROBERTO DE CARVALHO FERRO
Alternate Member of the Board of Directors
Related Person
NORFOLK TRADING S.A.	N/D
Mr. Mauricio is an officer of NORFOLK TRADING S.A.
Note
Manager of Issuer	371.505.961-34	Subordination	Others
MAURICIO ROBERTO DE CARVALHO FERRO
Alternate Member of the Board of Directors
Related Person
DISTRIBUIDORA DE ÁGUA CAMAÇARI S.A.	01.944.031/0001-63
Mr. Mauricio is an officer of DISTRIBUIDORA DE ÁGUA CAMAÇARI S.A.
Note
Manager of Issuer	263.201.427-15	Subordination	Supplier
Luiz Gonzaga do Monte Teixeira
Active Member of the Fiscal Board
Related Person
Petroleo Brasileiro S.A. - Petrobras	33.000.167/0001-01
Mr. Luiz is an employee of Petrobras.
Note

Manager of Issuer	000.784.964-89	Subordination	Supplier
Miqueias Bezerra Yesões
Active Member of the Fiscal Board
Related Person
Petroleo Brasileiro S.A. - Petrobras	33.000.167/0001-01
Mr. Miqueias is an employee of Petrobras.
Note
Manager of Issuer	245.431.308-12	Subordination	Supplier
ANDREA DAMIANI MAIA
Alternate Member of the Board of Directors
Related Person
Petroleo Brasileiro S.A. - Petrobras	33.000.167/0001-01
Ms. Andrea is an employee of Petrobras.
Note
Manager of Issuer	370.844.456-68	Subordination	Supplier
ANTONIO APARECIDA DE OLIVEIRA
Alternate Member of the Board of Directors
Related Person
Petroleo Brasileiro S.A. - Petrobras	33.000.167/0001-01
Mr. Antônio is an employee of Petrobras.
Note

Manager of Issuer		Subordination	Supplier
ARAO DIAS TISSER	879.023.036-15
Alternate Member of the Board of Directors
Related Person
Petroleo Brasileiro S.A. – Petrobras	33.000.167/0001-01
Mr. Arão is an employee of Petrobras.
Note
Manager of Issuer		Subordination	Supplier
MARIA ALICE FERREIRA DESCHAMPS CAVALCANTI	544.152.507-00
Active Member of the Fiscal Board of the Company
Related Person
Petroleo Brasileiro S.A. – Petrobras	33.000.167/0001-01
Ms. Maria Alice Cavalcanti is an employee of Petrobras.
Note
Manager of Issuer		Subordination	Supplier
GUSTAVO TARDIN BARBOSA	720.925.307-63
Active Member of the Board of Directors
Related Person
Petroleo Brasileiro S.A. – Petrobras	33.000.167/0001-01
Mr. Gustavo is the Executive Manager of Finance of Petrobras
Note

Manager of Issuer		Subordination	Supplier
JOSÉ ALCIDES SANTORO MARTINS	892.522.258-20
Active Member of the Board of Directors
Related Person
Petroleo Brasileiro S.A. – Petrobras	33.000.167/0001-01
Mr. José is the Gas and Energy Officer of Petrobras
Note
Manager of Issuer		Subordination	Supplier
CARLOS ALBERTO SIQUEIRA GOMES	771.775.767-20
Active Member of the Board of Directors
Related Person
Petroleo Brasileiro S.A. – Petrobras	33.000.167/0001-01
Mr. Carlos is an employee of Petrobras
Note
Manager of Issuer		Subordination	Supplier
JOSÉ CARLOS COSENZA	222.066.200-49
Active Member of the Board of Directors
Related Person
Petroleo Brasileiro S.A. – Petrobras	33.000.167/0001-01
Mr. José is, since 04/30/2012, Supply Officer of Petrobras
Note

Fiscal Year 12/31/2012

Manager of Issuer	951.929.135-00	Subordination	Others
TATIANA MACEDO COSTA REGO TOURINHO
Alternate Member of the Fiscal Board
Related Person	10.917.143/0001-16
ODEBRECHT REALIZAÇÕES IMOBILIÁRIAS E PARTICIPAÇÕES S.A.
Ms. Tatiana is a member of the Fiscal Board of ODEBRECHT REALIZAÇÕES IMOBILIÁRIAS E PARTICIPAÇÕES S.A.
Note
Manager of Issuer	000.784.964-89	Subordination	Supplier
Miqueias Bezerra Yesões
Active Member of the Fiscal Board
Related Person
Petroleo Brasileiro S.A. - Petrobras	33.000.167/0001-01
Mr. Miqueias is an employee of Petrobras.
Note
Manager of Issuer	263.201.427-15	Subordination	Supplier
Luiz Gonzaga do Monte Teixeira
Active Member of the Fiscal Board
Related Person
Petroleo Brasileiro S.A. - Petrobras	33.000.167/0001-01
Mr. Luiz is an employee of Petrobras.
Note

Fiscal Year 12/31/2012
Manager of Issuer	951.929.135-00	Subordination	Others
TATIANA MACEDO COSTA REGO TOURINHO
Alternate Member of the Fiscal Board
Related Person	06.206.132/0001-50
ODEBRECHT REALIZAÇÕES IMOBILIÁRIAS S.A.
Ms. Tatiana is na alternate member of the Fiscal Board of ODEBRECHT REALIZAÇÕES IMOBILIÁRIAS S.A.
Note
Manager of Issuer	000.784.964-89	Subordination	Supplier
Miqueias Bezerra Yesões
Active Member of the Fiscal Board
Related Person
Petroleo Brasileiro S.A. – Petrobras	33.000.167/0001-01
Mr. Miqueias is an employee of Petrobras.
Note
Manager of Issuer	263.201.427-15	Subordination	Supplier
Luiz Gonzaga do Monte Teixeira
Active Member of the Fiscal Board
Related Person
Petroleo Brasileiro S.A. – Petrobras	33.000.167/0001-01
Mr. Luiz is an employee of Petrobras.
Note

The information on relationships of subordination, provision of service or control among managers and subsidiaries, controlling shareholders and others regarding the members of the Board of Directors and Fiscal Board now re-elected for the years of 2011 and 2012 can be found in the reference form filed with CVM.

Proposal for Remuneration of Managers – Year 2013

(required by article 12, of ICVM No. 481)

1.        Proposal for Remuneration of Managers for 2014

According to the Remuneration Policy approved by the Board of Directors, the proposal for global remuneration of the Statutory Managers of Braskem is based on:

The results of the HAY Executive Remuneration Study in order to place the monthly fees and other remuneration curves;

The Economic-Financial Indexes agreed for the year in order to define the apportionment of the results corresponding to the variable remuneration.

The amount proposed as Global Fees (Statutory Managers of Braskem) and respective charges, plus benefits for the year 2014, totalize R$ 37.274  million, against R$ 35.545 million for the year 2013.

The variations of the amounts in the 2014/2013 period are based on the estimate of the composition of the Managers’ Fees according to the market reference, considering the monthly, variable remuneration and short-term benefits.

2.        Summary of the main variations 2013/ 2012

Managers 7 statutory officers	Board of Directors 11 board members and e 11 alternate members

 (R$ in millions)

Discrimination	2014	2013
Fees	30,511	26,953
Short and Long Term Benefits	661	3,201
Charges	6,102	5,391
Total	37,274	35,545

Fiscal Board 5 board members and 5 alternate members

(R$ in millions)

Breakdown	2014	2013
Fees	549	506
Charges	110	101
Total	659	607

13.1 Remuneration policy and practice of the Board of Directors, the Statutory and Non-Statutory Executive Office, the Fiscal Board, the statutory committees and fiscal, risk, financial and remuneration committees.

(a) Objective of the Company’s remuneration policy

The Company adopts a competitive and transparent remuneration system for all of its members, which seeks to attract and retain the best professionals in the market, as well as allow the collective and individual management of the remuneration its members. The Company remunerates its managers based on the market practices and in accordance with their duties and responsibilities in the actual running of the Company’s business. In the case of Officers, the variable Remuneration Policy allows the sharing of risk and results of the Company with its main executives.

(b) Composition of the remuneration

(i)            description of the remuneration elements and their respective objectives:

Board of Directors and Fiscal Board

The sitting members of the Board of Directors and the Fiscal Board are remunerated by means of fees (fixed remuneration). Such form of remuneration aims to remunerate the members of the Board of Directors and Fiscal Board according to their duties and responsibilities in the actual running of the Company’s business.

Statutory and Non-Statutory Executive Office

The members of the Statutory and Non-Statutory Executive Office are entitled to a monthly fixed remuneration and a variable remuneration, contingent upon both the individual performance in overcoming the pre-agreed results as to the existence of economic results.

The Officers are also entitled to the benefits offered by the Company to all of its other members, such as medical and dental assistance, food and supplementary pension plan. Such benefits complement the remuneration package thereof, composing the total remuneration earned.

Statutory committees, audit, risk, financial and remuneration committees

The Company has three committees supporting the Board of Directors, namely: (i) Finance and Investment Committee; (ii) People and Organization Committee; and (iii) Strategy and Communication Committee. The committees are composed of the actual members of the Company’s Board of Directors, who do not receive any additional remuneration for their participation in such committees.

(ii)           proportion of each element in the total remuneration

Board of Directors and Fiscal Board

The remuneration of the members of the Board of Directors and the Fiscal Board is fixed, and fully composed of fees.

Statutory and Non-Statutory Executive Office

The total remuneration for this group is composed of approximately 41% in fixed remuneration, 56% in variable remuneration and 3% in benefits.

Statutory Committees, audit, risk, financial and remuneration committees

N/A

(iii)          calculation and adjustment methodology of each one of the remuneration elements

Board of Directors

The monthly remuneration of directors is obtained through specialized surveys, by comparison with companies of similar size. The Company’s policy is to meet the market median.

Fiscal Board

The monthly remuneration of directors is obtained through specialized surveys, by comparison with companies of similar size, with due regard to the minimum amount set forth by article 162, paragraph 3 of Law No. 6,404/76.

Statutory and Non-Statutory Executive Office

The monthly fixed remuneration of Officers is based on the market’s average, the references of which are obtained through surveys involving companies with size similar to that of the Company.

The monthly fixed remuneration bands are determined based on:

•                   85% of the market Median for the minimum amount (Development Band)

•                   Market Median in its central reference (Market’s Target Band)

•                   115% of the market Median for the maximum amount (Advanced Performance Band)

The variable remuneration results from the equation of the third quartile of the market’s total remuneration, excluding the benefits and monthly fixed remuneration.

The Company offers the same benefits package to all of its members, including statutory and non-Statutory officers. The adjustments of amounts are the result of comparative studies that can be used as a basis to determine the need for a review.

Statutory Committees, audit, risk, financial and remuneration committees

N/A

(iv)          reasons that justify the composition of the remuneration

Board of Directors

References are obtained through the results of specialized surveys conducted with companies of a size similar to that of the Company.

Fiscal Board

References are obtained through the results of specialized surveys conducted with companies of a size similar to that of the Company, with due regard to the legal provisions regarding the minimum remuneration.

Statutory and Non-Statutory Executive Office

The composition of the remuneration of the Company’s Officers aims to attract and retain the best professionals, based on the market’s practices regarding fixed, variable remuneration and the benefits package for each position. The Company has a more aggressive practice in relation to variable remuneration, as it understands that this way, it aligns the interests of officers with those of the Company, sharing the risks and results of the Company with its main executives.

The distribution of the remuneration between the fixed, variable portions and the benefits practiced in the year 2013 and anticipated for the year 2014 emphasize the variable remuneration and, thus, are in line with the objectives of the Remuneration Policy adopted by the Company.

Statutory committees, audit, risk, financial and remuneration committees

N/A

(c) Main performance indicators taken into account upon determination of each remuneration element

Board of Directors and Fiscal Board

N/A

Statutory and Non-Statutory Executive Office

The classification of monthly remuneration of each Officer depends on the assessment of the complexity of his/her program, as well as the individual performance thereof. The variable remuneration, in turn, is conditioned on the achievement of internal targets and the economic performance of the Company, taking into account the following elements: (i) Operational EBITDA, (ii) Working Capital Variation, (iii) Payment of Dividends.

Statutory Committees, audit, risk, financial and remuneration committees

N/A

(d) How the remuneration is structured in order to reflect the evolution of the performance indicators

Board of Directors and Fiscal Board

N/A

Statutory and Non-Statutory Executive Office

The changes of remuneration items are directly related to the individual performance and the performance of the Company and the achievement of the targets established for a given period.

Statutory Committees, audit, risk, financial and remuneration committees

N/A

(e) How the remuneration policy or practice is aligned with the interests of the issuer in the short, medium and long terms

The remuneration strategy is pegged to factors and premises that make it more equitable (remunerate proportionally, according to the skills, professional qualification and impact on results), competitive (suitable to market standards), efficient (regarding the costs for the Company) and safe (committed to the continuity of the business). To the extent that the short, medium and long term targets are met, more results are generated for the Company, which, in turn, distributes such results in the form of fixed short term remuneration, medium term variable remuneration and, as the case may be, of long term incentives. This cycle makes the Company grow and develop in pursuit of its perpetuity.

(f) Existence of remuneration supported by direct and indirect subsidiaries, controlled or controlling companies.

Board of Directors and Fiscal Board

None.

Statutory and Non-Statutory Executive Office

None

Statutory Committees, audit, risk, financial and remuneration committees

N/A

(g) Existence of any remuneration or benefit linked to the occurrence of a given corporate event, such as the disposal of corporate control of the issuer

There are no remuneration elements associated with the occurrence of corporate events.

13.2 Information on the remuneration recognized in the results for the last 3 financial years and the remuneration set forth for the current financial year of the Board of Directors, the Statutory Executive Office and the Fiscal Board

2014

	Board of Directors (Sitting Members)	Statutory Executive Office	Fiscal Board (Sitting Members)	Total
Number of Members[1]	11	7	5	23
Annual Fixed Remuneration (R$)	2,382,245.25	10,844,831.37	548,885.84	13,775,962.46
Salary / Pro labore	2,382,245.25	10,629,100.03	548,885.84	13,560,231.12
Direct and indirect benefits	N/A	215,731.34	N/A	215,731.34
Participation in committees	N/A	N/A	N/A	N/A
Others	N/A	N/A	N/A	N/A
Variable Remuneration	N/A	17,500,000.00	N/A	17,500,000.00
Bonus	N/A	N/A	N/A	N/A
Profit sharing	N/A	17,500,000.00	N/A	17,500,000.00
Participation in meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Others	N/A	N/A	N/A	N/A
Post-employment benefits	N/A	445,236.17	N/A	445,236.17
Benefits due to the cessation of office	N/A	N/A	N/A	N/A
Stock-based remuneration	N/A	0.00	N/A	N/A
Total[2]	2,382,245.25	28,790,067.54	548,885.84	31,721,198.64

(1)   In compliance with the CVM instructions, the annual average of the number of members of each body was calculated.

(2)   The total amount does not include the amounts related to social security and labor charges.

In the table above, “N/A” means that the Company does not have in the year in reference the respective type of remuneration for the referred body.

2013

	Board of Directors (Sitting members)	Statutory Executive Office	Fiscal Board (Sitting members)	Total
Number of Members[1]	10.00	6.75	4.00	20.75
Annual Fixed Remuneration (R$)	1,796,306.93	7,687,595.31	399,125.88	9,883,028.12
Salary / Pro Labore	1,796,306.93	7,505,306.11	399,125.88	9,700,738.92
Direct and indirect benefits	N/A	182,289.20	N/A	182,289.20
Participation in committees	N/A	N/A	N/A	N/A
Others	N/A	N/A	N/A	N/A
Variable Remuneration	N/A	13,950,000.00	N/A	13,950,000.00
Bonus	N/A	N/A	N/A	N/A
Profit sharing[2]	N/A	13,950,000.00	N/A	13,950,000.00
Participation in meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Others	N/A	N/A	N/A	N/A
Post-employment benefits	N/A	249,356.83	N/A	249,356.83
Benefits due to the cessation of office	N/A	N/A	N/A	N/A
Stock-based remuneration	N/A	0.00	N/A	0.00
Total[3]	1,796,306.93	21,436,952.14	399,125.88	24,082,384.95

(1)   In compliance with the CVM instructions, the annual average of the number of members of each body was calculated.

In the table above, “N/A” means that the Company does not have in the year in reference the respective type of remuneration for the referred body.

(2)   Amount estimated in 2013, since the realized amount will still be effected in the year 2014.

2012

	Board of Directors (Sitting members)	Statutory Executive Office	Fiscal Board (Sitting members)	Total
Number of Members[1]	10.58	6.58	5	22.16
Annual Fixed Remuneration (R$)	1,790,366.32	6,947,794.75	374,598.40	9,112,759.47
Salary / Pro Labore	1,790,366.32	6,825,436.10	374,598.40	8,990,400.82
Direct and indirect benefits	N/A	122,358.65	N/A	122,358.65
Participation in committees	N/A	N/A	N/A	N/A
Others	N/A	N/A	N/A	N/A
Variable Remuneration	N/A	11,490,862.08	N/A	11,490,862.08
Bonus	N/A	N/A	N/A	N/A
Profit sharing	N/A	11,490,862.08	N/A	11,490,862.08
Participation in meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Others	N/A	N/A	N/A	N/A
Post-employment benefits	N/A	274,682.08	N/A	274,682.08
Benefits due to the cessation of office	N/A	N/A	N/A	N/A
Stock-based remuneration	N/A	0.00	N/A	0.00
Total	1,790,366.32	18,713,338.91	374,598.40	20,878,303.63

(1)   In compliance with the CVM instructions, the annual average of the number of members of each body was calculated.

In the table above, “N/A” means that the Company does not have in the year in reference the respective type of remuneration for the referred body.

2011

	Board of Directors (Sitting Members)	Statutory Executive Office	Fiscal Board (Sitting Members)	Total
Number of Members[1]	11	7	5	23
Annual Fixed Remuneration (R$)	1,577,200.00	5,522,696.71	290,736.00	7,390,632.71
Salary / Pro Labore	1,577,200.00	5,368,582.66	290,736.00	7,236,518.66
Direct and indirect benefits	N/A	154,114.05	N/A	154,114.05
Participation in committees	N/A	N/A	N/A	N/A
Others	N/A	N/A	N/A	N/A
Variable Remuneration	N/A	11,729,455.27	N/A	11,729,455.27
Bonus	N/A	N/A	N/A	N/A
Profit sharing	N/A	11,729,455.27	N/A	11,729,455.27
Participation in meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Others	N/A	N/A	N/A	N/A
Post-employment benefits	N/A	222,663.47	N/A	222,663.47
Benefits due to the cessation of office	N/A	N/A	N/A	N/A
Stock-based remuneration	N/A	N/A	N/A	N/A
Total	1,577,200.00	17,474,815.45	290,736.00	19,342,751.45

(1)   In compliance with the CVM instructions, the annual average of the number of members of each body was calculated.

In the table above, “N/A” means that the Company does not have in the year in reference the respective type of remuneration for the referred body.

2010

	Board of Directors (Sitting Members)	Statutory Executive Office	Fiscal Board (Sitting Members)	Total
Number of Members[1]	11	6,58	5	22,58
Annual Fixed Remuneration (R$)	1,536,000.00	5,887,964.54	328,352.00	7,752,316.54
Salary / Pro Labore	1,536,000.00	5,721,497.90	328,352.00	7,585,849.90
Direct and indirect benefits	N/A	166,466.64	N/A	166,466.64
Participation in committees	N/A	N/A	N/A	N/A
Others	N/A	N/A	N/A	N/A
Variable Remuneration	N/A	13,677,559.42	N/A	13,677,559.42
Bonus	N/A	N/A	N/A	N/A
Profit sharing	N/A	13,677,559.42	N/A	13,677,559.42
Participation in meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Others	N/A	N/A	N/A	N/A
Post-employment benefits	N/A	181,345.77	N/A	181,345.77
Benefits due to the cessation of office	N/A	N/A	N/A	N/A
Stock-based remuneration	N/A	N/A	N/A	N/A
Total	1,536,000.00	19,746,869.73	328,352.00	21,611,221.73

(1)   In compliance with the CVM instructions, the annual average of the number of members of each body was calculated.

In the table above, “N/A” means that the Company does not have in the year in reference the respective type of remuneration for the referred body.

13.3 Information on the variable remuneration of the last 3 financial years and that estimated for the current financial year of the Board of Directors, the Statutory Executive Office and the Fiscal Board

2014

	Board of Directors (Sitting Members)	Statutory Executive Office	Fiscal Board (Sitting Members)	Total
Number of Members[1]	11	7	5	23
Bonus
Minimum amount established in the remuneration plan	N/A	N/A	N/A	N/A
Maximum amount established in the remuneration plan	N/A	N/A	N/A	N/A
Amount established in the remuneration plan – targets achieved	N/A	N/A	N/A	N/A
Amount actually recognized	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount established in the remuneration plan	N/A	0,00	N/A	N/A
Maximum amount established in the remuneration plan	N/A	18,200,000.00	N/A	18,200,000.00
Amount established in the remuneration plan – targets achieved	N/A	14,000,000.00	N/A	14,000,000.00
Amount actually recognized	N/A	N/A	N/A	N/A

(1)   In compliance with the CVM instructions, the annual average of the number of members of each body was calculated, based on January 2012.

In the table above, “N/A” means that the Company does not have in the year in reference the respective type of remuneration for the referred body.

2013

	Board of Directors (Sitting Members)	Statutory Executive Office	Fiscal Board (Sitting Members)	Total
Number of Members[1]	10.00	6.75	4.00	20.75
Bonus
Minimum amount established in the remuneration plan	N/A	N/A	N/A	N/A
Maximum amount established in the remuneration plan	N/A	N/A	N/A	N/A
Amount established in the remuneration plan – targets achieved	N/A	N/A	N/A	N/A
Amount actually recognized	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount established in the remuneration plan	N/A	0.00	N/A	N/A
Maximum amount established in the remuneration plan	N/A	18,135,000.00	N/A	18,135,000.000
Amount established in the remuneration plan – targets achieved	N/A	13,950,000.00	N/A	13,950,000.00
Amount actually recognized	N/A	N/A	N/A	N/A

(1)   In compliance with the CVM instructions, the annual average of the number of members of each body was calculated based on January 2012.

In the table above, “N/A” means that the Company does not have in the year in reference the respective type of remuneration for the referred body.

2012

	Board of Directors (Sitting Members)	Statutory Executive Office	Fiscal Board (Sitting Members)	Total
Number of Members [1]	11	6.58	5	23
Bonus
Minimum amount established in the remuneration plan	N/A	N/A	N/A	N/A
Maximum amount established in the remuneration plan	N/A	N/A	N/A	N/A
Amount established in the remuneration plan – targets achieved	N/A	N/A	N/A	N/A
Amount actually recognized	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount established in the remuneration plan	N/A	0,00	N/A	N/A
Maximum amount established in the remuneration plan	N/A	16,600,000.00	N/A	16,600,000.00
Amount established in the remuneration plan – targets achieved	N/A	12,750,000.00	N/A	12,750,000.00
Amount actually recognized	N/A	11,490,862.08	N/A	11,490,862.08

(1)   In compliance with the CVM instructions, the annual average of the number of members of each body was calculated, based on January 2012.

In the table above, “N/A” means that the Company does not have in the year in reference the respective type of remuneration for the referred body.

2011

	Board of Directors (Sitting Members)	Statutory Executive Office	Fiscal Board (Sitting Members)	Total
Number of Members [1]	11	7	5	23
Bonus
Minimum amount established in the remuneration plan	N/A	N/A	N/A	N/A
Maximum amount established in the remuneration plan	N/A	N/A	N/A	N/A
Amount established in the remuneration plan – targets achieved	N/A	N/A	N/A	N/A
Amount actually recognized	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount established in the remuneration plan	N/A	0,00	N/A	N/A
Maximum amount established in the remuneration plan	N/A	16,104,000.00	N/A	16,104,000.00
Amount established in the remuneration plan – targets achieved	N/A	13,420,000.00	N/A	13,420,000.00
Amount actually recognized	N/A	11,729,455.27	N/A	11,729,455.27

(1)   In compliance with the CVM instructions, the annual average of the number of members of each body was calculated.

In the table above, “N/A” means that the Company does not have in the year in reference the respective type of remuneration for the referred body.

2010

	Board of Directors (Sitting Members)	Statutory Executive Office	Fiscal Board (Sitting Members)	Total
Number of Members[1]	11	6,58	5	22,58
Bonus
Minimum amount established in the remuneration plan	N/A	N/A	N/A	N/A
Maximum amount established in the remuneration plan	N/A	N/A	N/A	N/A
Amount established in the remuneration plan – targets achieved	N/A	N/A	N/A	N/A
Amount actually recognized	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount established in the remuneration plan	N/A	0,00	N/A	N/A
Maximum amount established in the remuneration plan	N/A	14,400,000.00	N/A	14,400,000.00
Amount established in the remuneration plan – targets achieved	N/A	13,400,000.00	N/A	13,400,000.00
Amount actually recognized	N/A	13,677,559.42	N/A	13,677,559.42

(1)   In compliance with the CVM instructions, the annual average of the number of members of each body was calculated.

In the table above, “N/A” means that the Company does not have in the year in reference the respective type of remuneration for the referred body.

13.4 Stock-based remuneration plan of the Board of Directors and of the Statutory Executive Office, in force in the last financial year and established for the current financial year

Board of Directors

The Company did not have in the last financial year and does not have in the current financial year a stock-based remuneration plan for the members of the Board of Directors.

Statutory Executive Office:

Described below, in items “a” to “n” of this item 13.4.

(a) General terms and conditions

The Long-Term Incentive Program is under review and is not being offered on a yearly basis as described below. Only remaining balances and rights related to the programs of previous years are being administered.

In general, the Program meets the following conditions:

On a yearly basis1, the Company’s Chief Executive Officer submits to the approval of the Company’s Board of Directors a Long-Term Incentive Program (“Program”), which is offered to the Officers, whether or not statutory. Such Program consists of the acquisition of Investment Units, which are based on the average of closing quotations for Class “A” preferred shares (BRKM 5) issued by the Company.

It should be stressed that the Investment Unit does not confer on its holder the condition of shareholder of the Company, nor any right or privilege inherent to such condition, especially the voting right and other political rights. Therefore, the information requested in subitems of this item 13.4 was adapted, whenever necessary, to the characteristics of the Long-Term Incentive Program, known in the market as “Phantom Option Plan”.

Each Program mandatorily includes: (i) the maximum number of Investment Units to be issued in the year; (ii) the beneficiaries to whom the Investment Units will be offered, called “Investor Partner Businessman”; (iii) the purchase price of the Investment Units to be paid by the Investor Partner Businessmen; (iv) the provision of allocation of the Investment Units among the Investor Partner Businessmen identified, and (v) the quantity of Investment Units to be delivered to the Investor Partner Businessman, as an incentive to the acquisition of the allocated Units.

(1)   The last Annual Program performed with the acquisition of new Investment Units was in 2007.

(b) Main objectives of the plan

The Program seeks to provide the Investor Partner Businessmen with the opportunity of applying in Investment Units of the Company, in view of the provisions in item ‘d’ below

(c) How the plan contributes to such objectives

To the extent that its design can offer opportunities and rewards in the form of remuneration only when wealth is generated for the Company and in return, greater retention of key “businessmen” for the Company.

(d) How the plan is inserted in the issuer’s remuneration policy

The Program is part of the remuneration ”mix“ adopted by the Company, connected to the Variable Remuneration Policy and aligned to the concept of Total Remuneration according to Market References.

(e) How the plan aligns the interests of the managers and the issuer on the short, medium and long run

The Program acts on the convergence of interests and long-term generation of wealth,  by strengthening the long-term commitment, reinforces the increase of the global gains of the Investor Partner Businessman while in the Company and contributes to form additional assets during and after his carrier.

(f) Maximum number of shares covered

The maximum number of Investment Units to be issued is proposed on a yearly basis by the Chief Executive Officer to the Board of Directors of the Company.

(g) Maximum number of shares to be granted

The maximum number of Investment Units to be granted depends on resolution by the Company’s Board of Directors.

(h) Conditions to acquire shares

Statutory or Non-statutory Officers designated by the Chief Executive Officer of the Company each year are eligible to the Long-Term Incentive Plan and to acquire the Investment Units, considering the challenge and strategic responsibility of each of them for the year. The designations made by the Chief Executive Officer are submitted to approval by the Company’s Board of Directors.

(i) Criteria to determine the purchase price or exercise

Correspond to the average closing quotations for the Class “A” preferred shares (BRKM 5) issued by the Company, at the São Paulo Stock Exchange [Bolsa de Valores de São Paulo], between the months of October and March of each year.

(j) Criteria to establish the term of exercise

Redemption of the Investment Units is subject to a waiting period of 5 years counted from the entry into the Program. Date of entry into the Program is defined as the date of execution of the first Investment Units Purchase Agreement with the Investor Partner Businessman. After such 5-year waiting period, the Investor Partner Businessman may withdraw up to 20% of the balance of the Investment Units owned thereby. As of this first withdrawal, the Investor Partner Businessman will be able to make further yearly withdrawals, of up to 10% of the balance of the Investment Units owned thereby.

(k) Form of settlement

Settlement will be made in three manners, as provided below:

•                Observance of the 5-year waiting period counted from the entry into the Program. After such 5-year waiting period, the Investor may withdraw up to 20% of the balance of the Investment Units owned thereby. As of this first withdrawal, further withdrawals of up to 10% of the balance of the Investment Units owned thereby may be made each year.

•                Termination of the employment bond or term of office. If the Investor Partner Businessman is laid off without cause, ceases to be an employee due to retirement or is dismissed from the position of manager, without keeping the employment bond, the totality of the Investment Units owned thereby may be redeemed. If the Investor Partner Businessman is laid off without cause, requests dismissal or resigns from the position of manager, without keeping the employment bond, only the Investment Units acquired thereby will be available for redemption, that is, in such case the Investor Partner Businessman will lose the right to the Investment Units delivered by the Company as an encouragement to the acquisition of the allocated Units.

•                Death. In the event of death of the Investor Partner Businessman, all of the Investment Units will be redeemed in advance by the Company at the time of opening of the probate proceedings, and the redeemed amount will be transferred to the estate for subsequent distribution to the respective heirs or successors.

(l) Restrictions to the transfer of shares

Investment Units cannot be transferred.

(m) Criteria and events that, when verified, will entail the suspension, alteration or extinguishment of the plan

Any material change in the legal or tax treatment of the Program may lead to its partial or full revision, or even its suspension or extinguishment by the Company’s Chief Executive Officer, as approved by the Board of Directors; in such cases, the conditions in force and the rights acquired until then shall be preserved.

(n) Effects of the withdrawal of the manager from the issuer’s bodies on the rights set out in the stock-based remuneration plan

See item “k” above.

13.5 Number of shares or quotas directly or indirectly held, in Brazil or abroad, and other securities convertible into shares or quotas, issued by the issuer, its direct or indirect controlling companies, controlled companies or companies under common control, by members of the Board of Directors, of the Statutory Executive Office or of the Fiscal Board, on the end date of the last financial year

Shares issued by the Company

Board of Directors

Common shares: 100

Class A preferred shares: 77,526

Statutory Executive Office

The members of the Statutory Executive Office are not holders of securities issued by the Company.

Fiscal Board

The members of the Fiscal Board are not holders of securities issued by the Company.

Shares or quotas issued by the direct or indirect controlling companies of the Company

Board of Directors

Common shares: 3,389,124,802

Statutory Executive Office

The members of the Statutory Executive Office are not holders of securities issued by the direct or indirect controlling companies of the Company.

Fiscal Board

The members of the Fiscal Board are not holders of securities issued by the direct or indirect controlling companies of the Company.

Shares or quotas issued by the controlled companies or companies under common control with the Company

Board of Directors

The members of the Board of Directors of the Company are not holders of securities issued by the controlled companies or companies under common control with the Company.

Statutory Executive Office

1 common share of Companhia de Desenvolvimento Rio Verde - Codeverde

Fiscal Board

The members of the Fiscal Board are not holders of securities issued by the controlled companies or companies under common control with the Company.

13.6 Information on the stock-based remuneration recognized in the results for the last 3 financial years and the remuneration for the current financial year, of the Board of Directors and of the Statutory Executive Office

None of the information requested in the table of this item applies to the Long-Term Incentive Program of the Company, presented in item 13.4.

13.7 Information on the outstanding options of the Board of Directors and of the Statutory Executive Office at the end of the latest financial year

The Long-Term Incentive Program, disclosed in item 13.4, does not contemplate stock option.

13.8 Information on the options exercised and the shares delivered with respect to the stock-based remuneration of the Board of Directors and of the Statutory Executive Office

The Long-Term Incentive Program, disclosed in item 13.4, does not contemplate stock option.

13.9 Information required in order to understand the data disclosed in items 13.6 to 13.8, such as the explanation of the pricing method for the value of the shares and options.

Not applicable, since the Long-Term Incentive Program, disclosed in item 13.4, does not contemplate stock option.

13.10 Information on the social security plans in force granted to the members of the Board of Directors and the statutory officers

	Board of Directors (Sitting Members)	Statutory Executive Office	Fiscal Board (Sitting Members)
Number of Members	10.00	6.75	4.00
Name of the plan	N/A	Odebrecht Previdência	N/A
Quantity of managers eligible for retirement	N/A	0	N/A
Conditions for early retirement	N/A	There is no possibility of early retirement	N/A
Updated amount of the contributions accumulated in the social security plan until the end of the last financial year, deducting the portion related to contributions made directly by the managers	N/A	1.775.212,86	N/A
Total accumulated amount of the contributions made during the last financial year, deducting the portion related to contributions made directly by the managers	N/A	249.356,83	N/A
Possibility of early redemption and conditions	N/A	There is no possibility of early redemption	N/A

In the table above, “N/A” means that the Company does not have a social security plan for the body in reference.

13.11 Information on the Board of Directors, Statutory Executive Office and Fiscal Board

Item not disclosed, based on the injunction granted by the honorable judge of the 5th Lower Federal Court/RJ, in the records of proceeding 2010.5101002888-5.

13.12 Contractual arrangements, insurance policies and other instruments structuring remuneration or indemnification mechanisms for the managers in the event of dismissal from office or retirement.

There are no contractual arrangements, insurance policies or other instruments that make up remuneration or indemnification mechanisms for the managers in the event of dismissal from office or retirement.

13.13 Percentage of the total remuneration of each body recognized in the Company’s results referring to the members of the Board of Directors, of the Statutory Executive Office or of the Fiscal Board, which are parties related to the direct or indirect controlling companies, according to accounting rules.

2013

Board of Directors: 24.04%

Fiscal Board: 50.00%

Statutory Executive Office: 0.00%

2012

Board of Directors: 20.26%

Fiscal Board: 25.00%

Statutory Executive Office: 0.00%

2011

Board of Directors: 30.80%

Fiscal Board: 60.29%

Statutory Executive Office: 0.00%

2010

Board of Directors: 36.36%

Fiscal Board: 60.00%

Statutory Executive Office: 0.00%

2009

Board of Directors: 27.61%

Fiscal Board: 24.89%

Statutory Executive Office: 0.00%

13.14 Remuneration amounts of the members of the Board of Directors, the Statutory Executive Office and the Fiscal Board, which do not result from the positions occupied thereby.

No remuneration is paid to the members of the Board of Directors, the Statutory Executive Office or the Fiscal Board for any reason other than the position occupied thereby in the Company.

13.15 Amounts recognized in the results of direct or indirect controlling companies, controlled companies and companies under common control with the Company, such as remuneration of members of the Board of Directors, the Statutory Executive Office or the Fiscal Board of the Company

In the year 2012, the totality of the remuneration of the members of the Board of Directors, the Statutory Executive Office and the Fiscal Board of the Company was recognized in the Company’s results.

13.16 Other relevant information

All relevant information concerning the remuneration of the managers was disclosed in the previous items of this Chapter of the Reference Form of the Company.

Proposal for the allocation of net income for fiscal year 2013
(as per Attachment 9-1-II of CVM Instruction 481/2009)

The Management of the company hereby presents the information required under Attachment 9-1-II of CVM Instruction 481:

1.         Net income for the fiscal year:

(i)               The Company’s net income for fiscal year 2013 was R$509,697 thousand.

2.         Total amount and amount per share of the dividends, including any dividends prepaid and interest on equity already declared:

(i)               The dividends amount to R$482,593 thousand. The proposed amount of dividends per share is R$0.606188802.

3.         Percentage of net income distributed in the fiscal year

Management proposes the payment of total dividends corresponding to 90% of adjusted net income for the calculation of dividends.

4.         Total amount and amount per share of the dividends distributed based on net income in prior fiscal years:

There was no distribution of dividends or declaration of interest on equity based on net income for prior fiscal years.

5.         (a) Information on the gross amount per share of dividends and interest on equity, separately for each type and class of share, to be distributed/declared at the annual shareholders’ meeting:

The proposed dividend per share is R$0.06188802 for the common shares and class "A” and class “B” preferred shares, which corresponds to:

R$273,796 thousand for the common shares;

R$208,437 thousand for the class "A" preferred shares; and

R$360 thousand for the class "B" preferred shares.

(i)             (b) Information on the form and date for the payment of dividends and interest on equity to be distributed/declared at the annual shareholders’ meeting:

(ii)             The Management of the Company will propose to the Shareholders’ Meeting the payment of the full amount of dividends in April 2014.

(iii)         (b) Information on any restatement and interest on the dividends and interest on equity to be distributed/declared at the annual shareholders’ meeting:

(iv)           In accordance with Article 45 of the Company’s Bylaws, no restatement or interest is applied to the dividends and interest on equity attributed to shareholders.

(d) Information on the declaration date of the payment of dividends and interest on equity considered for identifying those shareholders entitled to receive dividends and interest on equity distributed/declared at the annual shareholders’ meeting:

The declaration of dividends to be distributed is subject to approval by shareholders at the Annual Shareholders’ Meeting to be held on March 26, 2014. Once approved, the declaration date will be March 26, 2014.

6.         Information on the dividends or interest on equity declared based on net income calculated on semiannual balance sheets or statements for shorter periods:

Not applicable. There was no prepayment of dividends or declaration of interest on equity based on the net income calculated by semiannual balance sheets or statements for shorter periods.

7.         (a) Comparison table indicating the net income for the fiscal year and for the three (3) prior fiscal years by share of each type and class:

	2013	2012	2011	2010

Profit (loss) for the year	509,697	(731,143)	(525,142)	1,895,309
Number of shares:
Common	451,669	451,669	451,669	374,038
Class “A” preferred shares	343,848	344,600	346,451	341,131
Class “B’ preferred shares	594	594	594	594
Profit (loss) per share (in R$)
Common	0.6402594	(1.2717949)	(0.6565666)	2.5898427
Class “A” preferred shares	0.6402594	(1.2717949)	(0.6565666)	2.5898427
Class “B’ preferred shares	0.6062464	(1.2717949)	(0.6565666)	0.6019883

(i)

(ii)

7.         (a) Comparison table indicating the dividends and interest on equity declared/distributed for the three (3) previous fiscal years by each type and class of share:

	Common shares		Class “A” preferred shares		Class “B” preferred shares
	Dividends	Interest on capital receivable	Dividends	Interest on capital receivable	Dividends	Interest on capital receivable

Year ended in 31.12.2010	0.83324714	0	0.83324714	0	0.60198830	0
Year ended in 31.12.2011	0.60508505	0	0.60508505	0	0.60508505	0
Year ended in 31.12.2012	0	0	0	0	0	0
Year ended in 31.12.2013	0.60618880	0	0.60618880	0	0.60618880	0

(i)

8.         (a) Amount allocated to the legal reserve:

The Company allocated R$26,895 thousand to the legal reserve.

(b) Method for calculating the legal reserve:

2013

Net income for the year of Company's shareholders	509,697
Realization of additional property, plant and equipment	28,203
Net income adjusted	537,900
Legal reserves distribution	(26,895)
Net income adjusted by dividends calculation	511,005

9.         (a) Description of the method for calculating the fixed or minimum dividends:

In accordance with the bylaws of the Company, the preferred shares are entitled to the payment of a minimum, non-cumulative priority dividend of six percent (6%) of their "unit value" based on the net income available for distribution. Only the class "A" preferred shares are entitled to participate on an equal basis with the common shares in the distribution of the remaining net income, and these shares are only entitled to the dividend after payment of the priority dividend to the preferred shares. Only the class "A" preferred shares are also assured equal conditions to the common shares in the distribution of shares resulting from capitalization of other reserves. On the other hand, the bylaws provide for the payment of the non-cumulative, minimum mandatory dividend equivalent to 25% of the net income adjusted in accordance with Brazilian Corporations Law. Said dividend calculated based on adjusted net income, as shown in item 10 (a) amounts to R$ 127,751 thousand.

(b) Information on whether the net income for the fiscal year is sufficient for the full payment of the fixed or minimum dividends:

The Company's net income for the fiscal year is sufficient for the full payment of the minimum dividends.

(i)          (c) Information on any unpaid portion being cumulative:

In accordance with the Bylaws of the Company, the priority dividend is not cumulative.

(ii)        (d) Information on the total amount of fixed or minimum dividends to be paid for each class of preferred shares:

(iii)            The total amount of dividends proposed for the preferred shares is equivalent to the priority dividend provided for in the bylaws, as shown below:  R$208,437 thousand for the class "A" preferred shares; and

R$360 thousand for the class "B" preferred shares.

(iv)       (e) Information on the amount of fixed or minimum dividends to be paid for each class of preferred share:

(v)            The proposed gross dividend per share is R$0.06188802 for the class "A" and class "B" preferred shares.

10.      (a) Description of the method for calculating the mandatory dividend provided for in the bylaws:

Shareholders are entitled to receive as the mandatory dividend an amount corresponding to twenty-five percent (25%) of the net income for the fiscal year adjusted in accordance with Brazilian Corporations Law. The calculation of said dividends for fiscal year 2013 is shown below:

2013

Net income for the year of Company's shareholders	509,697
Realization of additional property, plant and equipment	28,203
Net income adjusted	537,900
Legal reserves distribution	(26,895)
Net income adjusted by dividends calculation	511,005
Proposed dividends (*)	(482,593)
Portion allocated to unrealized profit reserves	(28,412)
Balance of retained earnings	-

(*) Minimum dividends - 25% adjusted net income	127,751

(i)          (b) Information on whether the mandatory dividend is being paid in full:

The dividends proposed by the Management exceed the minimum mandatory dividend.

(ii)        (c) Information on any amount withheld as a result of the financial situation of the Company:

No amount has been withheld due to the Company’s financial condition.

11.      Information on whether the mandatory dividend was withheld due to the financial situation of the Company:

No amount has been withheld due to the financial situation of the Company.

12.      Information on the allocation of net income to the contingency reserve:

No amounts have been allocated to the contingency reserve.

13.      Amount allocated to the unearned profit reserve:

(i)              No amounts have been allocated to the unearned profit reserve.

14.      Information on the allocation of net income to reserves established by the bylaws:

No portion of net income was allocated to reserves established by the bylaws.

15.      Information on the withholding of net income provided for in the capital budget:

a) identify the amount withheld:

The Company allocated the amount of R$26,895 thousand as retained earnings, as provided for in the capital budget.

b) provide a copy of the capital budget:

Maintenance / Replacement / Other	R$1,475,865 thousand
Productivity / HES	R$226,178 thousand
Comperj/ Acrylics/Splitter	R$258,452 thousand
Mexico Project	R$704,000 thousand
Total	R$2,664,495 thousand

16.      Amount allocated to the fiscal incentive reserve:

No amount was allocated to fiscal incentives.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2014
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.